UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month July 2021

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .                       .

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Press Release dated July 29, 2021	3
2.	Consolidated Interim Financial Statements for the six-month period ended 30 June, 2021	35

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  July 29, 2021

First Half 2021 Results

The Bioscience Division grows 5.1% in the
second quarter and raises first-half revenues
to EUR 2,537 million

Net income increased by 22% to EUR 267 million

•	Revenues in the second quarter grew 5.3% cc1 to EUR 1,352 million due to solid performance of the Bioscience, Diagnostic and Hospital Divisions.

•	Bioscience revenues increased 5.1% cc in the quarter and increase first-half revenues to EUR 1,986 million. Of note is the positive contribution of new products and the increase in prices of certain proteins.

•	The Diagnostic and Hospital Divisions recorded double-digit growth, attaining EUR 395 million (22.9% cc) and EUR 68 million (19.5% cc) in revenues, respectively.

•	EBITDA totals EUR 635 million (a 9.4% increase), 25.0% over sales.

•	Grifols’ financial debt ratio decreases to 4.9x. The strategic agreement with GIC will further reduce it by 0.6x.

•	Plasma collections in the U.S. continue to rise, while collections in Europe exceed pre-pandemic levels leveraging on recent acquisitions and multiple initiatives.

Barcelona, July 29, 2021.- Grifols (MCE: GRF, MCE: GRF .P, NASDAQ: GRFS) reported 2.3% cc (-5.3% taking into account exchange rate variations) growth and EUR 2,536.6 million in revenues in the first half, a period marked by the gradual recovery of plasma donations, debt reduction, and significant investment efforts to further consolidate plasma supply levels and innovation.

In the second quarter of 2021, revenues grew by 5.3% cc to EUR 1,351.9 million, fueled by the solid performance of the Bioscience, Diagnostic and Hospital divisions.

The Bioscience Division recorded notable 5.1% cc growth, reversing the 5.6% cc decline recorded in the first quarter. First-half revenues totaled EUR 1,986.0 million (-0.1% cc; -8.0%).

1 Operating or constant currency (cc) excludes changes rate variations reported in the period.

The division’s growth was driven by robust demand for all major plasma proteins – immunoglobulins (IVIG and SCIG), albumin, alpha-1 and specialty proteins – coupled with mid-single-digit price increases and the contribution of new products.

The Diagnostic Division delivered EUR 395.5 million in sales in the first six months of 2021, growing by 22.9% cc (16.3%), mainly due to sales of the TMA (Transcription-Mediated Amplification) molecular test to detect the SARS-CoV-2 virus, as well as underlying growth of NAT technology (Procleix® NAT Solutions) solutions, used to screen whole blood and plasma.

Hospital Division revenues increased for the third consecutive quarter as hospital investments and treatments normalize. The division registered revenues of EUR 67.7 million in the first half, an operational increase of 19.5% cc (17.1%).

Bio Supplies Division’s sales totaled EUR 107.3 million, a 8.5% cc decline (-15.4%) mainly as a result of lower third-party plasma sales and Bio Supplies Commercial phasing.

The gross margin in the first half was 43.9%, compared to 38.8% reported in the same period last year. The gross margin for the second quarter stood at 43.0%.

EBITDA reached EUR 634.5 million (EUR 337.7 million in the second quarter), a 9.4% increase during the first half. The EBITDA margin is 25.0% over revenues (25.1% in the first quarter).

Grifols continues to execute its EUR 100 million per year operating expense containment plan, enabling the company to optimize its financial performance without impacting on its innovation efforts.

Throughout the first six months of 2021, Grifols has continued working on expanding its long-term plasma supply to meet current market needs and the anticipated robust demand.

Today, plasma collections in Europe exceed 2020 levels and pre-pandemic levels. U.S. plasma collections continue its upward trend. Currently, the capacity is 16.5 million liters per year. Recent strategic acquisitions increased Grifols' plasma collection capacity, providing access to an additional 1.4 million liters per year. In parallel, the company plans on opening 15 to 20 new centers in the second half of 2021.

The company reaffirmed its firm commitment to innovation, combining its extensive experience in plasma-derived medicines while progressively developing a complementary portfolio of non-plasma therapies. In this context, total net investment in R+D+i amounted to EUR 155.3 million, representing 6.1% of revenues. These results underscore Grifols’ ongoing efforts to integrate and develop cutting-edge projects as those of Alkahest and GigaGen.

Grifols allocated EUR 117.3 million (EUR 145.6 million in the first half of 2020) to CAPEX.

The financial result in the first half of 2021 stood at EUR 119.4 million (EUR 132.4 million in the first half of 2020 excluding the positive EUR 56.5 million impact from the closing of the Shanghai RAAS transaction registered in that period).

Share of results of equity-accounted investees mainly includes the updated value of Grifols’ GigaGen stake (EUR 34.5 million), following the agreement signed in the first quarter of 2021 to acquire the remaining capital.

The reported net profit totaled EUR 266.8 million, a 22.3% increase over the EUR 218.2 million recorded in the same period of 2020. This figure includes part of the COVID-192 impact. The adjusted net profit amounts to EUR 279.1 million.

Excluding the impact of IFRS 163, the net financial debt reached EUR 6,475.5 million. In recent quarters, the leverage ratio has increased due to strategic acquisitions totaling USD 1 billion to secure plasma supply, reinforce innovation and support global expansion.

Decreasing leverage remains a priority for the company. In the first half of 2021, Grifols reduced the net financial debt over EBITDA ratio to 4.9x, down from the 5.1x reported until the first quarter of the year.

The GIC, the sovereign wealth fund of Singapore, agreement will also further reduce leverage by 0.6x, since the capital will be allocated in full to repay senior debt. GIC will become a long-term strategic investor for the next 30 years as a result of this transaction.

As of June 30, 2021, Grifols’ cash position totaled EUR 398 million, bringing its liquidity position to EUR 813 million.

The efforts to increase plasma capacity, business optimization, global expansion, innovation and financial discipline leave Grifols well positioned to respond to current needs and fulfill its commitments and growth strategy.

[2]	In the first half of 2020, Grifols recognized an estimated impact of EUR 205 million for the entire 2020 financial year to adjust inventory value as a result of COVID-19.
[3]	As of June 30, 2021, the impact of IFRS 16 on total debts stands at EUR 783 million.

About the Strategic investment from GIC in Biomat

In line with Grifols’ commitment to reduce its leverage levels, the company takes a step further and welcomes GIC as a strategic investor. Grifols’ leadership in the manufacture of plasma-based medicines, extensive expertise in the expansion and management of plasma centers, market know-how, and outstanding reputation were all key factors in GIC’s decision to invest in the company.

As previously announced, Grifols S.A. has signed a corporate transaction by means of which an affiliate of GIC, the sovereign wealth fund of Singapore, have entered into a definitive agreement under which GIC will invest US$990 million in Grifols’ wholly-owned US subsidiary Biomat USA, Inc. (“Biomat”). In exchange, GIC will receive an aggregate of 10 Class B common shares of Biomat and 9 Class B common shares of a newly-established sub-holding company (“Newco”). These common shares, which will represent directly and indirectly an aggregate of 23.8% of the equity of Biomat, will be non-voting but will have annual preferential dividends of US$4,168,421.05 per share of each of Biomat and Newco. Beginning with respect to 2023, holders of these shares may request, subject to certain limitations, the redemption of up to one share of Biomat or Newco per year, as applicable, at a redemption price of $52,105,263.16 per share (the “redemption price”), provided that following the 15th anniversary of the closing of the transaction, holders may request redemption of up to all their then outstanding shares. The shares will have customary liquidation preference rights (in an amount per share equal to the redemption price plus unpaid dividends) that would trigger in certain circumstances, such as in the case of a liquidation, dissolution or winding up of Biomat, if Grifols ceases to control or have at least a 75% voting interest in Biomat, or upon the exclusive licensing of all or substantially all intellectual property of Biomat. In addition, in the event of a default in the payment of dividends or redemptions, there would among other things be monetary penalties or holders of the shares could opt to exchange them for shares of Grifols S.A.

Biomat (together with its subsidiaries) holds a plasma collection business with 296 plasma collection centers throughout the territory of the United States. Grifols will continue to control all aspects of the day-to-day management of Biomat and, through a long-term plasma supply agreement, all plasma collected by Biomat and its subsidiaries will continue to be supplied to Grifols for the further manufacturing of plasma derived products. Grifols intends to apply all net proceeds from GIC’s investment to repay debt.

Investor contact:

Investor Relations and Sustainability

inversores@grifols.com - investors@grifols.com

sostenibilidad@grifols. com - sustainability@grifols.com

Tel. +34 93 571 02 21

Media contacts:

Raquel Lumbreras
Raquel_lumbreras@duomocomunicacion.com	Grifols
Borja Gómez	Media Press Office
Borja_gomez@duomocomunicacion.com	media@grifols.com
Duomo Comunicación – Grifols Press Office	Tel. +34 571 00 02
Tel. +34 91 311 92 89 - 91 311 92 90
+34 659 57 21 85 / +34 650 40 22 25

About Grifols

Grifols is a global healthcare company founded in Barcelona in 1909 committed to improving the health and well-being of people around the world. Its four divisions - Bioscience, Diagnostic, Hospital and Bio Supplies - develop, produce and market innovative solutions and services that are sold in more than 100 countries.

Pioneers in the plasma industry, Grifols operates a growing network of donation centers worldwide. It transforms collected plasma into essential medicines to treat rare, chronic and, at times, life-threatening conditions. As a recognized leader in transfusion medicine, Grifols also offers a comprehensive portfolio of solutions designed to enhance safety from donation to transfusion. In addition, the company supplies tools, information and services that enable hospitals, pharmacies and healthcare professionals to efficiently deliver expert medical care.

Grifols, with close to 24,000 employees in 30 countries, is committed to a sustainable business model that sets the standard for continuous innovation, quality, safety and ethical leadership.

In 2020, Grifols’ economic impact in its core countries of operation was EUR 7.5 billion. The company also generated 140,000 jobs, including indirect and induced jobs.

The company’s class A shares are listed on the Spanish Stock Exchange, where they are part of the Ibex-35 (MCE:GRF). Grifols non-voting class B shares are listed on the Mercado Continuo (MCE:GRF.P) and on the U.S. NASDAQ through ADRs (NASDAQ:GRFS).

For more information about Grifols, please visit www.grifols.com

LEGAL DISCLAIMER

The facts and figures contained in this report that do not refer to historical data are “future projections and assumptions”. Words and expressions such as “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “will seek to achieve”, “it is estimated”, “future” and similar expressions, in so far as they relate to the Grifols group, are used to identify future projections and assumptions. These expressions reflect the assumptions, hypotheses, expectations and predictions of the management team at the time of writing this report, and these are subject to a number of factors that mean that the actual results may be materially different. The future results of the Grifols group could be affected by events relating to its own activities, such as a shortage of supplies of raw materials for the manufacture of its products, the appearance of competitor products on the market, or changes to the regulatory framework of the markets in which it operates, among others. At the date of compiling this report, the Grifols group has adopted the necessary measures to mitigate the potential impact of these events. Grifols, S.A. does not accept any obligation to publicly report, revise or update future projections or assumptions to adapt them to events or circumstances subsequent to the date of writing this report, except where expressly required by the applicable legislation. This document does not constitute an offer or invitation to buy or subscribe shares in accordance with the provisions of the following Spanish legislation: Royal Legislative Decree 4/2015, of 23 October, approving recast text of Securities Market Law; Royal Decree Law 5/2005, of 11 March and/or Royal Decree 1310/2005, of 4 November, and any regulations developing this legislation. In addition, this document does not constitute an offer of purchase, sale or exchange, or a request for an offer of purchase, sale or exchange of securities, or a request for any vote or approval in any other jurisdiction. The information included in this document has not been verified nor reviewed by the external auditors of the Grifols group.

Grifols 2021 Half Year Results July 29, 2021

- 2 - First Half 2021 Results IMPORTANT INFORMATION This presentation does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Spanish Securities Market Law (Royal Legislative Decree 4/2015, of 23 October, as amended and restated from time to time), Royal Decree 1310/2005, of November 4, and its implementing regulations. In addition, this document does not constitute an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, nor a request for any vote or approval in any other jurisdiction. FORWARD-LOOKING STATEMENTS This presentation contains forward-looking information and statements about GRIFOLS based on current assumptions and forecast made by GRIFOLS management, including pro forma figures, estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to capital expenditures, synergies, products and services, and statements regarding future performance. Forward-looking statements are statements that are not historical facts and are generally identified by the words “expected”, “potential”, “estimates” and similar expressions. Although GRIFOLS believes that the expectations reflected in such forward-looking statements are reasonable, various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the Company and the estimates given here. These factors include those discussed in our public reports filed with the Comisión Nacional del Mercado de Valores and the Securities and Exchange Commission, which are accessible to the public. The Company assumes no liability whatsoever to update these forward-looking statements or conform them to future events or developments. Forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of GRIFOLS. NON-GAAP FINANCIAL MEASURES This presentation refers to certain non-GAAP financial measures. The presentation of these financial measures is not intended to be considered in isolation, or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. Investors are cautioned that there are material limitations associated with the use of non-GAAP financial measures as an analytical tool. In addition, these measures may be different from non-GAAP financial measures used by other companies, limiting their usefulness for comparative purposes. We compensate for these limitations by providing specific information regarding GAAP amounts excluded from these non-GAAP financial measures. A reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures can be found in our Grifols Condensed Consolidated Interim Financial Statements. Disclaimer

First Half 2021 Results We are growing global healthcare company dedicated to improving people’s health and well-being for more than 110 years OUR MISSION Bioscience Global pioneer in the production of essential plasma-derived therapies Diagnostic A leader in transfusion medicine, from donation to transfusion Hospital Advances in pharmacy specialty products for hospital use Bio Supplies Provider of biological products for non-therapeutic use 78% of revenues 15% of revenues 3% of revenues 4% of revenues Note: % of revenues corresponds to HY 2021 4 Divisions

First Half 2021 Results FOUR PILLARS DRIVE OUR OPERATIONS Innovation Plasma Supply Industrial Excellence Global Expansion Operations in 100+ countries Subsidiaries in 30+ countries x2.4 Immunology Hepatology Pulmonology Hematology Ophthalmology & Others Infectious Diseases Neurology beyond plasma-derived products in diverse therapeutic areas Evolution of plasma centers 47 1 296 7 150 159 171 190 221 295 312 351 centers via Shanghai RAAS, including 2 under construction 41 20 new centers to be opened by 2023 in collaboration with the Egyptian government 8.6 13.9 14.2 14.4 17.1 2014 2016 2018 2020 2021 Millions of liters x2.0 Global Market Share IG 24% Alpha-1 68% Albumin 16% FVIII 15% Fractionation capacity

INVESTMENT STRATEGY

- **Global presence** with a **diversified revenue base**
- Demonstrated ability to **successfully grow businesses** both **organically** and through **acquisitions**
- **Vertically integrated business model**
- **Leading player** in plasma-derivatives industry with **strong fundamentals** and a **demonstrated resilience** during unprecedented times
- **Reinforced pipeline** to deliver a **risk-value balanced portfolio**
- A focus on **promoting** countries' plasma **self-sufficiency** through new business models in countries including China, Egypt and Canada
- Commitment to **increasing exposure of Bioscience and Diagnostic in China**

More than 5.1% growth over the past 5 years


EUR M Revenues
+5.1%
3,228
4,070
Bioscience
+7%
664
831
Diagnostic
+4%
205
Bio Supplies
+41%
99
129
Hospital
+4%
59
2016
2017
2018
2019
2020
LTM

Note: Graph not to scale. CAGR's

First Half 2021 Results

GRIFOLS

Financial Results

- 7 - First Half 2021 Results Highlights Revenue Grows by 5.3% in Q2 with Sequential Upturns in EBITDA and Net Profit Performance in both H1 and Q2 demonstrates our ongoing efforts to confront COVID-19-related challenges Q2 strong 5.3% sales growth driven by Bioscience (5.1%), Diagnostic (18.0%) and Hospital (36.6%) Strong demand across key proteins backed by mid-single- digit price increases Contribution from new products represented c.5% of sales Gross margin declined in Q2 due to higher cost per liter, partially offset by positive product mix EBITDA margin remains at 25% R&D increases to 6.4% over revenues from 6.1% in Q1 2021 as a result of innovation efforts SG&A drops to 18.5% over revenues from 21.7% in Q1 2021 driven by savings plan Note: Growth % at constant currency (cc), which excludes exchange rate fluctuations period over period (EUR in millions) Q2 2021 Q1 2021 H1 2021 Revenue 1,351.9 1,184.7 2,536.6 % Growth (cc*) +5.3% -0.9% +2.3% Gross Margin 580.8 533.3 1,114.1 % Margin 43.0% 45.0% 43.9% EBITDA 337.7 296.8 634.5 % Margin 25.0% 25.1% 25.0% % Growth +9.4% Group Profit 136.9 129.9 266.8 % Growth +22.3% Adj. Group Profit 161.6 117.5 279.1

- 8 - First Half 2021 Results Revenues by Division Bioscience Diagnostic Hospital Bio Supplies IVIG sales performance impacted by lower volumes of plasma collections SCIG continued to gain traction Alpha-1 achieves low double- digit growth in Q2 Albumin has strong growth in China (positive temporary effect due to commercial integration with SRAAS) and the U.S. Specialty proteins attain double- digit growth in Q2 led by Hypers COVID tests 66M in H1 Underlying NAT mid- single digit growth in H1 Driven by double-digit growth in Pharmatech and IV Therapy Impacted by lower whole blood collections and Bio Supplies Commercial sales phasing Note: Growth % at constant currency (cc), which excludes exchange rate fluctuations period over period (EUR in millions) Q2 2021 Q1 2021 H1 2021 Bioscience 1,084.7 +5.1% 901.3 -5.6% 1,986.0 -0.1% Diagnostic 192.2 +18.0% 203.3 +28.0% 395.5 +22.9% Hospital 36.5 +36.6% 31.2 +4.3% 67.7 +19.5% Bio Supplies 24.5 -22.8% 27.0 +5.0% 51.5 -10.3% Others & Intersegment (12.5) (7.4) (19.9) Total excl. 3rd parties 1,325.4 +5.4% 1,155.4 -0.5% 2,480.8 +2.5% Plasma sold to 3rd p. 26.5 29.3 55.8 Total incl. 3rd parties 1,351.9 +5.3% 1,184.7 -0.9% 2,536.6 +2.3%

- 9 - First Half 2021 Results Revenues by Region U.S. + Canada Europe ROW 20% 18% 62% U.S. and Canada revenues driven by: High single-digit growth of Albumin and double-digit growth of Hypers Alpha-1 quarter-on-quarter sales growth due to higher patient enrollment in programs Strong growth in Q2 of SCIG by leveraging an accelerated patient and prescriber base Double-digit growth in Donor Screening and Pharmatech IVIG lower volume partially offset by price increases EU continues to grow supported by: Double-digit growth of IVIG (Flebogamma®) and Alpha-1 COVID testing Double-digit growth of Pharmatech ROW benefits from double-digit growth of Albumin, especially in China and Latam (EUR in millions) Q2 2021 Q1 2021 H1 2021 U.S. + Canada 833.6 -1.9% 743.3 -10.4% 1,576.9 -6.1% E.U. 220.6 +24.9% 231.9 +16.6% 452.5 +20.5% ROW 297.7 +17.1% 209.5 +27.6% 507.2 +21.3% Total 1,351.9 +5.3% 1,184.7 -0.9% 2,536.6 +2.3% Note: Growth % at constant currency (cc), which excludes exchange rate fluctuations period over period

Performance by Division: **Bioscience**

Quarter-on-Quarter Uptick from 5.6% Drop in Q1 to Q2 5.1% Growth

- **Demand remains strong** across key proteins
- Plasma-driven supply constraints for **IVIG**, offset by **mid-single-digit price increases**
- **Alpha-1, SCIG, albumin** and **hyperimmunes** showing strong growth
- **New products contribution (Xembify®, Vistaseal™ and Tavlesse®)**
- **Gross margin** still impacted by **high cost per liter** as a result of higher **donor compensation** and **under-absorption of fixed costs**
- Plasma collection in Europe currently exceeds 2020 levels and pre-pandemic levels. In the U.S., donations continue to rise
- Launch in July 2021 of **Plasbumin® albumin in China**, our third brand launch in the country



IG	[50-55%]
Albumin	[15-20%]
Alpha-1	[15-20%]
Specialty Proteins	[10-15%]

Note: Growth % at constant currency (cc), which excludes exchange rate fluctuations period over period

First Half 2021 Results
- 10 -
GRIFOLS

- 11 - First Half 2021 Results Strong Quarter Driven by COVID Tests and Growth in Underlying NAT Demand Performance by Division: Diagnostic Donor Screening Blood Typing Solutions Recombinant Proteins Others [5-10%] [10-15%] [15-20%] [60-65%] COVID-19 tests continue to contribute to revenues (66M EUR in H1), with double-digit growth in donor screening Underlying NAT sales grow by mid-single digit in H1 2021 Blood-typing solutions achieve steady growth Margins impacted by product mix Note: Growth % at constant currency (cc), which excludes exchange rate fluctuations period over period First Half 2021 Results

- 12 - First Half 2021 Results Positive Impact of Normalization of Hospital Investments Performance by Division: Hospital Pharmatech IV Therapy Contract Manufacturing Others [15-20%] [10-15%] [30-35%] [35-40%] Positive growth thanks to the gradual normalization of hospital investments Pharmatech and IV therapy are again main drivers of H1 growth, expanding by double digits Positive EBITDA in Q1 and Q2 with sequential improvement thanks to operational leverage Decrease of third-party plasma sales Performance by Division: Bio Supplies Commercial Plasma Others [5-10%] [35-40%] [50-55%] Bio Supplies commercial grew by double digits in Q1 but fell in Q2 due to blood collections phasing Third-party plasma sales decline due to phasing Note: Growth % at constant currency (cc), which excludes exchange rate fluctuations period over period

- 13 - First Half 2021 Results Deleveraging Remains a Key Priority Balance Sheet, Cash Flow and Liquidity 5.1 4.9 4.3 Q1 2021 HY 2021 Pro-forma considering GIC transaction -16% Cash & Cash Equivalents Operating Cash Flow Liquidity Acquisitions CAPEX 398 Leverage Ratio Note: All figures in million EUR 813 339 117 492

- 14 - First Half 2021 Results Perspectives for 2H 2021 and 2022 Underlying IG and key proteins demand to remain strong Plasma collections to continue positive evolution by leveraging on recent acquisitions and other initiatives. Monitoring potential impacts of developments at the southern U.S. border Donor commitment compensation remained high. Cost per liter to decline as volumes increase and donor commitment compensation to descend in the second half of 2021 Diagnostic growth will see impact of COVID (as per the license agreement) and Zika test sales project ramp down. Underlying NAT technology to continue to grow as plasma and whole blood donations and medical procedures increase Hospital to benefit from normalization of hospital investments Bio Supplies Division expected to rebound in 2H 2021 following phasing Maintaining financial discipline backed by EUR 100m cost savings plan Non-strategic assets divestiture Continued efforts to priorization of projects and spearhead innovation and R&D to exploit future growth opportunities Deleveraging and securing liquidity remain key priorities. GIC strategic investment to close in 2H 2021, subject to regulatory approvals (CFIUS)

- 15 - First Half 2021 Results Acquisitions in 2021: Increase in Plasma Supply Capacity by 1.4 M Liters per Year 32+ plasma centers +25 +7 Q1 2021 Q2 2021 7+ plasma centers 20 plasma centers to be operational between 2021-2023 2 plasma centers to be opened between H2 2021 and 2022 1M L/year Q1 2021 240,000L/year As part of our organic efforts, we anticipate opening 15-20 new plasma centers in H2 2021 120,000 L/year

- 16 - First Half 2021 Results Enhancing Our Innovation Strategy Acquisition of GigaGen’s Remaining Stake Rationale The agreement aligns with Grifols’ R+D+i strategy, grounded on an integrated approach encompassing both in-house projects and investee-led initiatives and advances its efforts to build a reinforced pipeline and risk-value balanced portfolio Grifols pays USD 90.5 million to acquire the remaining 56% share capital of GigaGen, a U.S. biopharmaceutical company dedicated to the discovery and development of recombinant biotherapeutic products The first 44% stake was acquired in July 2017 for USD 35 million through Grifols Innovation and New Technology (GIANT), which channels the group's investments in R+D+i companies and other related projects Transaction Overview Contribution to Grifols Pipeline Gigagen: 5 programs in discovery phase in immunology and infectious diseases, among others GIGA 564 in oncology: anti-CTLA-4 drug candidate GIGA 2050 and 2070 for the treatment of COVID-19. 2050 phase I trial to be the first-in- human study evaluating recombinant hyperimmune immunoglobins

Annexes

- 18 - First Half 2021 Results Key Financial Figures (1) Excludes non-recurring items, including COVID-19; amortization of deferred expenses associated to the refinancing, amortization of intangible assets related to acquisitions and IFRS 16. In millions of euros except % and EPS 1H 2021 1H 2020 % Var 2Q 2021 2Q 2020 % Var 1Q 2021 1Q 2020 % Var NET REVENUES 2,536.6 2,677.3 (5.3%) 1,351.9 1,384.0 (2.3%) 1,184.7 1,293.3 (8.4%) GROSS MARGIN 43.9% 38.8% 43.0% 32.3% 45.0% 45.7% EBITDA REPORTED 634.5 579.9 9.4% 337.7 228.8 47.6% 296.8 351.1 (15.5%) % Net revenues 25.0% 21.7% 25.0% 16.5% 25.1% 27.2% GROUP PROFIT 266.8 218.2 22.3% 136.9 31.9 329.2% 129.9 186.4 (30.3%) % Net revenues 10.5% 8.2% 10.1% 2.3% 11.0% 14.4% ADJUSTED1 GROUP PROFIT 279.1 350.1 (20.3%) 161.6 197.0 (18.0%) 117.5 153.1 (23.3%) % Net revenues 11.0% 13.1% 12.0% 14.2% 9.9% 11.8% CAPEX 117.3 145.6 (19.4%) 65.7 85.4 (23.0%) 51.6 60.2 (14.4%) R&D NET INVESTMENT 155.3 166.8 (6.9%) 84.6 83.5 1.3% 70.7 83.3 (15.1%) EARNINGS PER SHARE (EPS) REPORTED 0.39 0.32 22.3% 0.20 0.05 22.3% 0.19 0.27 (30.3%)

Net Revenue by Division

In thousands of euros	1H 2021	1H 2020	% Var	% Var cc*	2Q 2021	2Q 2020	% Var	% Var cc*	1Q 2021	1Q 2020	% Var	% Var cc*
BIOSCIENCE	1,986,024	2,158,852	*(8.0%)*	*(0.1%)*	1,084,747	1,118,910	*(3.1%)*	*5.1%*	901,277	1,039,942	*(13.3%)*	*(5.6%)*
DIAGNOSTIC	395,483	340,012	*16.3%*	*22.9%*	192,214	172,136	*11.7%*	*18.0%*	203,269	167,876	*21.1%*	*28.0%*
HOSPITAL	67,750	57,863	*17.1%*	*19.5%*	36,543	27,188	*34.4%*	*36.6%*	31,207	30,675	*1.7%*	*4.3%*
BIO SUPPLIES	107,260	126,718	*(15.4%)*	*(8.5%)*	50,960	62,579	*(18.6%)*	*(12.2%)*	56,300	64,139	*(12.2%)*	*(4.9%)*
OTHERS	15,488	18,657	*(17.0%)*	*(11.5%)*	8,314	13,513	*(38.5%)*	*(34.5%)*	7,174	5,144	*39.5%*	*49.0%*
INTERSEGMENTS	(35,373)	(24,761)	*42.9%*	*51.7%*	(20,880)	(10,304)	*102.6%*	*116.5%*	(14,493)	(14,457)	*0.2%*	*5.6%*
TOTAL	**2,536,632**	**2,677,341**	***(5.3%)***	***2.3%***	**1,351,898**	**1,384,022**	***(2.3%)***	***5.3%***	**1,184,734**	**1,293,319**	***(8.4%)***	***(0.9%)***

In thousands of euros	1H 2021	1H 2020	% Var	% Var cc*	2Q 2021	2Q 2020	% Var	% Var cc*	1Q 2021	1Q 2020	% Var	% Var cc*
BIOSCIENCE	1,986,024	2,158,852	*(8.0%)*	*(0.1%)*	1,084,747	1,118,910	*(3.1%)*	*5.1%*	901,277	1,039,942	*(13.3%)*	*(5.6%)*
DIAGNOSTIC	395,483	340,012	*16.3%*	*22.9%*	192,214	172,136	*11.7%*	*18.0%*	203,269	167,876	*21.1%*	*28.0%*
HOSPITAL	67,750	57,863	*17.1%*	*19.5%*	36,543	27,188	*34.4%*	*36.6%*	31,207	30,675	*1.7%*	*4.3%*
BIO SUPPLIES	51,462	61,041	*(15.7%)*	*(10.3%)*	24,432	33,630	*(27.4%)*	*(22.8%)*	27,030	27,412	*(1.4%)*	*5.0%*
OTHERS	15,488	18,657	*(17.0%)*	*(11.5%)*	8,314	13,513	*(38.5%)*	*(34.5%)*	7,174	5,144	*39.5%*	*49.0%*
INTERSEGMENTS	(35,373)	(24,761)	*42.9%*	*51.7%*	(20,880)	(10,304)	*102.6%*	*116.5%*	(14,493)	(14,457)	*0.2%*	*5.6%*
TOTAL (Excl. Plasma sales 3rd party)	**2,480,834**	**2,611,664**	***(5.0%)***	***2.5%***	**1,325,370**	**1,355,073**	***(2.2%)***	***5.4%***	**1,155,464**	**1,256,592**	***(8.0%)***	***(0.5%)***
Plasma sales 3rd party	***55,798***	***65,677***	***(15.0%)***		***26,528***	***28,949***	***(8.4%)***		***29,270***	***36,727***	***(20.3%)***	
TOTAL	**2,536,632**	**2,677,341**	***(5.3%)***	***2.3%***	**1,351,898**	**1,384,022**	***(2.3%)***	***5.3%***	**1,184,734**	**1,293,319**	***(8.4%)***	***(0.9%)***

* Constant currency (cc) excludes exchange rate fluctuations period over period

First Half 2021 Results

- 19 -

GRIFOLS

- 20 - First Half 2021 Results Net Revenue by Region In thousands of euros 1H 2021 1H 2020 % Var % Var cc* 2Q 2021 2Q 2020 % Var % Var cc* 1Q 2021 1Q 2020 % Var % Var cc* US + CANADA 1,576,893 1,844,576 (14.5%) (6.1%) 833,601 932,425 (10.6%) (1.9%) 743,292 912,151 (18.5%) (10.4%) EU 452,536 376,442 20.2% 20.5% 220,598 176,843 24.7% 24.9% 231,938 199,599 16.2% 16.6% ROW 507,203 456,323 11.1% 21.3% 297,699 274,754 8.4% 17.1% 209,504 181,569 15.4% 27.6% TOTAL 2,536,632 2,677,341 (5.3%) 2.3% 1,351,898 1,384,022 (2.3%) 5.3% 1,184,734 1,293,319 (8.4%) (0.9%) * Constant currency (cc) excludes exchange rate fluctuations period over period

Profit and Loss

In thousands of euros	1H 2021	1H 2020	% Var	2Q 2021	2Q 2020	% Var	1Q 2021	1Q 2020	% Var
NET REVENUES	**2,536,632**	**2,677,341**	*(5.3%)*	**1,351,898**	**1,384,022**	*(2.3%)*	**1,184,734**	**1,293,319**	*(8.4%)*
COST OF SALES	(1,422,509)	(1,638,723)	*(13.2%)*	(771,102)	(936,638)	*(17.7%)*	(651,407)	(702,085)	*(7.2%)*
GROSS MARGIN	**1,114,123**	**1,038,618**	**7.3%**	**580,796**	**447,384**	**29.8%**	**533,327**	**591,234**	*(9.8%)*
% Net revenues	*43.9%*	*38.8%*		*43.0%*	*32.3%*		*45.0%*	*45.7%*	
R&D	(158,542)	(142,113)	*11.6%*	(86,732)	(74,248)	*16.8%*	(71,810)	(67,865)	*5.8%*
SG&A	(507,002)	(484,367)	*4.7%*	(249,861)	(233,781)	*6.9%*	(257,141)	(250,586)	*2.6%*
OPERATING EXPENSES	*(665,544)*	*(626,480)*	*6.2%*	*(336,593)*	*(308,029)*	*9.3%*	*(328,951)*	*(318,451)*	*3.3%*
SHARE OF RESULTS OF EQUITY ACCOUNTED INVESTEES - CORE ACTIVITIES	14,971	9,558	*56.6%*	6,394	8,769	*(27.1%)*	8,577	789	*987.1%*
OPERATING RESULT (EBIT)	**463,550**	**421,696**	**9.9%**	**250,597**	**148,124**	**69.2%**	**212,953**	**273,572**	*(22.2%)*
% Net revenues	*18.3%*	*15.8%*		*18.5%*	*10.7%*		*18.0%*	*21.2%*	
FINANCIAL RESULT	(119,437)	(75,929)	*57.3%*	(60,737)	(59,083)	*2.8%*	(58,700)	(16,846)	*248.5%*
SHARE OF RESULTS OF EQUITY ACCOUNTED INVESTEES	34,122	(18,622)	*(283.2%)*	(359)	(13,172)	*(97.3%)*	34,481	(5,450)	*(732.7%)*
PROFIT BEFORE TAX	**378,235**	**327,145**	**15.6%**	**189,501**	**75,869**	**149.8%**	**188,734**	**251,276**	*(24.9%)*
% Net revenues	*14.9%*	*12.2%*		*14.0%*	*5.5%*		*15.9%*	*19.4%*	
INCOME TAX EXPENSE	(75,647)	(65,469)	*15.5%*	(37,900)	(17,733)	*113.7%*	(37,747)	(47,736)	*(20.9%)*
% of pre-tax income	*20.0%*	*20.0%*		*20.0%*	*23.4%*		*20.0%*	*19.0%*	
CONSOLIDATED PROFIT	**302,588**	**261,676**	**15.6%**	**151,601**	**58,136**	**160.8%**	**150,987**	**203,540**	*(25.8%)*
RESULT ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	35,773	43,429	*(17.6%)*	14,721	26,269	*(44.0%)*	21,052	17,160	*22.7%*
GROUP PROFIT	**266,815**	**218,247**	**22.3%**	**136,880**	**31,867**	**329.5%**	**129,935**	**186,380**	*(30.3%)*
% Net revenues	*10.5%*	*8.2%*		*10.1%*	*2.3%*		*11.0%*	*14.4%*	

First Half 2021 Results

- 21 -

GRIFOLS

- 22 - First Half 2021 Results Group Profit Reconciliation In millions of euros 1H 2021 1H 2020 % Var 2Q 2021 2Q 2020 % Var 1Q 2021 1Q 2020 % Var GROUP PROFIT 266.8 218.2 22.3% 136.9 31.8 329.2% 129.9 186.4 (30.3%) % Net revenues 10.5% 8.2% 10.1% 8.2% 11.0% 14.4% Amortization of deferred financial expenses 25.6 23.0 11.3% 13.0 12.3 5.7% 12.6 10.7 17.8% Amortization of intangible assets acquired in business combinations 23.4 24.2 (3.3%) 11.8 12.9 (8.5%) 11.6 11.3 2.7% Non-recurring items (34.5) (74.9) (53.9%) 1.0 (18.4) (105.4%) (35.5) (56.5) (37.2%) IFRS 16 11.1 11.8 (5.9%) 5.7 5.7 0.0% 5.4 6.1 (11.5%) Tax impacts (13.3) (7.0) 90.0% (6.8) (2.1) 223.8% (6.5) (4.9) 32.7% COVID-19 impact - 185.3 - 185.3 -- Tax impacts COVID-19 impacts -(30.5)-(30.5) -- ADJUSTED GROUP NET PROFIT 279.1 350.1 (20.3%) 161.6 197.0 (18.0%) 117.5 153.1 (23.3%) % Net revenues 11.0% 13.1% 12.0% 13.1% 9.9% 11.8%

- 23 - First Half 2021 Results Cash Flow In thousands of euros 1H 2021 1H 2020 REPORTED GROUP PROFIT 266,815 218,247 DEPRECIATION AND AMORTIZATION 166,754 158,216 NET PROVISIONS 562 (16,947) OTHER ADJUSTMENTS AND OTHER CHANGES IN WORKING CAPITAL 143,088 50,242 CHANGES IN INVENTORIES (65,878) 250,879 CHANGES IN TRADE RECEIVABLES (142,672) (80,811) CHANGES IN TRADE PAYABLES (29,367) (39,116) CHANGE IN OPERATING WORKING CAPITAL (237,917) 130,952 NET CASH FLOW FROM OPERATING ACTIVITIES 339,302 540,710 BUSINESS COMBINATIONS AND INVESTMENTS IN GROUP COMPANIES (492,249) (21,802) CAPEX (117,298) (145,572) R&D/OTHER INTANGIBLE ASSETS (15,323) (37,466) OTHER CASH INFLOW / (OUTFLOW) 1,508 (18,223) NET CASH FLOW FROM INVESTING ACTIVITIES (623,362) (223,063) FREE CASH FLOW (284,060) 317,647 PROCEEDS FROM / (PAYMENTS) FOR EQUITY INSTRUMENTS (125,703) - ISSUE / (REPAYMENT) OF DEBT 467,002 (171,791) DIVIDENDS (PAID) / RECEIVED (256,539) 1,790 OTHER CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES 350 (8,416) NET CASH FLOW FROM FINANCING ACTIVITIES 85,110 (178,417) TOTAL CASH FLOW (198,950) 139,230 CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR 579,647 741,982 EFFECT OF EXCHANGE RATE CHANGES IN CASH AND CASH EQUIVALENTS 17,167 (2,806) CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD 397,864 878,406

- 24 - First Half 2021 Results Balance Sheet ASSETS In thousands of euros June December 2021 2020 NON-CURRENT ASSETS 12,973,549 12,109,822 GOODWILL AND OTHER INTANGIBLE ASSETS 8,278,506 7,568,617 PROPERTY PLANT & EQUIPMENT 2,415,934 2,324,107 INVESTMENTS IN EQUITY ACCOUNTED INVESTEES 1,904,321 1,869,020 NON-CURRENT FINANCIAL ASSETS 232,643 198,157 OTHER NON-CURRENT ASSETS 142,145 149,921 CURRENT ASSETS 3,239,500 3,164,954 INVENTORIES 2,124,393 2,002,281 TRADE AND OTHER RECEIVABLES 644,698 520,158 OTHER CURRENT FINANCIAL ASSETS 9,681 11,118 OTHER CURRENT ASSETS 62,864 51,750 CASH AND CASH EQUIVALENTS 397,864 579,647 TOTAL ASSETS 16,213,049 15,274,776 EQUITY AND LIABILITIES In thousands of euros June December 2021 2020 EQUITY 6,937,091 6,720,055 CAPITAL 119,604 119,604 SHARE PREMIUM 910,728 910,728 RESERVES 4,138,199 3,776,932 TREASURY STOCK (164,189) (43,734) CURRENT YEAR EARNINGS 266,815 618,546 OTHER COMPREHENSIVE INCOME (102,991) (273,684) NON-CONTROLLING INTERESTS 1,768,925 1,611,663 NON-CURRENT LIABILITIES 7,354,480 7,219,583 NON-CURRENT FINANCIAL LIABILITIES 6,715,482 6,602,100 OTHER NON-CURRENT LIABILITIES 638,998 617,483 CURRENT LIABILITIES 1,921,478 1,335,138 CURRENT FINANCIAL LIABILITIES 940,906 424,612 OTHER CURRENT LIABILITIES 980,572 910,526 TOTAL EQUITY AND LIABILITIES 16,213,049 15,274,776

First Half 2021 Results Grifols Contact Investor Relations & Sustainability +34 93 571 02 21 inversores@grifols.com sostenibilidad@grifols.com investors@grifols.com sustainability@grifols.com

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GRIFOLS, S.A. and Subsidiaries Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2021 CONTENTS (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) I Condensed Consolidated Interim Financial Statements Balance Sheet Statement of Profit or Loss Statement of Comprehensive Income Statement of Cash Flows Statement of Changes in Equity Notes to Condensed Consolidated Interim Financial Statements (1) General Information (2) Basis of Presentation and Accounting Principles Applied (3) Changes in the composition of the Group (4) Financial Risk Management Policy (5) Segment Reporting (6) Goodwill (7) Other Intangible Assets and Property, Plant and Equipment (8) Leases (9) Equity-accounted investees (10) Financial Assets (11) Trade and Other Receivables (12) Equity (13) Financial Liabilities (14) Expenses by Nature (15) Finance Result (16) Taxation (17) Discontinued Operations (18) Contingencies and Commitments (19) Financial Instruments (20) Related Parties

Assets 30/06/2021 31/12/2020 (unaudited) Non-current assets Goodwill (note 6) 5,988,765 5,332,271 Other intangible assets (note 7) 1,570,576 1,557,650 Rights of use (note 7 and 8) 719,165 678,696 Property, plant and equipment (note 7) 0 2,415,934 2,324,107 Investments in equity accounted investees (note 9) 1,904,321 1,869,020 Non-current financial assets (note 10) Non-current financial assets measured at fair value 1,947 3,008 Non-current financial assets not measured at fair value 230,696 195,149 Deferred tax assets 0 142,145 149,921 Total non-current assets 0 12,973,549 12,109,822 Current assets Inventories 0 2,124,393 2,002,281 Trade and other receivables 0 Trade receivables (note 11) 531,782 383,233 Other receivables (note 11) 79,782 72,360 Current income tax assets 33,134 64,565 Trade and other receivables 644,698 520,158 Other current financial assets (note 10) 0 Current financial assets not measured at fair value 9,681 11,118 Other current assets 62,864 51,750 Cash and cash equivalents 0 397,864 579,647 Total current assets 0 3,239,500 3,164,954 Total assets 0 16,213,049 15,274,776 The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements. at 30 June 2021 and 31 December 2020 GRIFOLS, S.A. AND SUBSIDIARIES (Expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Condensed Consolidated Balance Sheets

Equity and liabilities 30/06/2021 31/12/2020 (unaudited) Equity Share capital (note 12) 0 119,604 119,604 Share premium 0 910,728 910,728 Reserves (note 12) 0 4,138,199 3,776,932 Treasury stock (note 12) (164,189) (43,734) Profit attributable to the Parent 0 266,815 618,546 Total 5,271,157 5,382,076 Other comprehensive Income (1,155) (1,155) Translation differences (101,836) (272,529) Other comprehensive expenses 0 (102,991) (273,684) Equity attributable to the Parent 5,168,166 5,108,392 Non-controlling interests 0 1,768,925 1,611,663 Total equity 0 6,937,091 6,720,055 Liabilities Non-current liabilities Grants 16,933 17,008 Provisions 25,761 27,271 Non-current financial liabilities (note 13) 0 6,715,482 6,602,100 Other non-current liablities 16,767 16,391 Deferred tax liabilities 0 579,537 556,813 Total non-current liabilities 0 7,354,480 7,219,583 Current liabilities Provisions 11,840 11,175 Current financial liabilities (note 13) 0 940,906 424,612 Trade and other payables 0 Suppliers 580,247 601,618 Other payables 177,321 141,089 Current income tax liabilities 29,535 3,482 Total trade and other payables 787,103 746,189 Other current liabilities 0 181,629 153,162 Total current liabilities 0 1,921,478 1,335,138 Total liabilities 9,275,958 8,554,721 Total equity and liabilities 0 16,213,049 15,274,776 The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements. (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) GRIFOLS, S.A. AND SUBSIDIARIES Condensed Consolidated Balance Sheets at 30 June 2021 and 31 December 2020 (Expressed in thousands of Euros)

30/06/2021 30/06/2020 30/06/2021 30/06/2020 (unaudited) (unaudited) (unaudited)/ (not reviewed) (unaudited)/ (not reviewed) Continuing Operations Net revenues (note 5) 2,536,632 2,677,341 1,351,898 1,384,022 Cost of sales (1,422,509) (1,638,723) (771,102) (936,638) Gross Margin 1,114,123 1,038,618 580,796 447,384 Research and Development (158,542) (142,113) (86,732) (74,248) Selling, general and administration expenses (507,002) (484,367) (249,861) (233,781) Operating Expenses (665,544) (626,480) (336,593) (308,029) Profit/(loss) of equity accounted investees with similar activity to that of the Group 14,971 9,558 6,394 8,769 Operating Results 463,550 421,696 250,597 148,124 Finance income 4,949 4,580 1,804 1,982 Finance costs (119,698) (126,280) (61,061) (61,726) Change in fair value of financial instruments 555 56,526 -- -- Exchange differences (5,243) (10,755) (1,480) 661 Finance Result (note 15) (119,437) (75,929) (60,737) (59,083) Share of income/(losses) of equity accounted investees 34,122 (18,622) (359) (13,172) Profit before income tax from continuing operations 378,235 327,145 189,501 75,869 Income tax expense (note 16) (75,647) (65,469) (37,900) (17,733) Profit after income tax from continuing operations 302,588 261,676 151,601 58,136 Consolidated profit for the period 302,588 261,676 151,601 58,136 Profit attributable to the Parent 266,815 218,247 136,880 31,867 Profit attributable to non-controlling interest 35,773 43,429 14,721 26,269 Basic earnings per share (Euros) 0.39 0.32 0.20 0.05 Diluted earnings per share (Euros) 0.39 0.32 0.20 0.05 The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements. GRIFOLS, S.A. AND SUBSIDIARIES Condensed Consolidated Statements of Profit and Loss for each of the three-and six-month periods ended 30 June 2021 and 2020 (Expressed in thousands of Euros) Six-Months Ended Three-Months Ended (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

30/06/2021 30/06/2020 30/06/2021 30/06/2020 (unaudited) (unaudited) (unaudited)/ (not reviewed) (unaudited)/ (not reviewed) Consolidated profit for the period 302,588 261,676 151,601 58,136 Items for reclassification to profit or loss Translation differences 260,304 (54,982) (54,373) (221,154) Equity accounted investees / Translation differences (note 9) 39,110 (17,214) 4,486 (19,235) Other comprehensive income for the period, after tax 299,414 (72,196) (49,887) (240,389) Total comprehensive income for the period 602,002 189,480 101,714 (182,253) Total comprehensive income attributable to the Parent 437,508 139,448 99,145 (190,130) 164,494 50,032 2,569 7,877 Total comprehensive income for the period 602,002 189,480 101,714 (182,253) The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements. Condensed Consolidated Statements of Comprehensive Income GRIFOLS, S.A. AND SUBSIDIARIES Total comprehensive income attributable to non-controlling interests Three-Months' Ended for each of the three-and six-month periods ended 30 June 2021 and 2020 (Expressed in thousands of Euros) Six-Months' Ended (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

30/06/2021 30/06/2020 Cash flows from operating activities Profit before tax 378,235 327,145 Adjustments for: 223,279 211,419 Amortisation and depreciation (note 14) 166,754 158,216 Other adjustments: 56,525 53,203 (Profit)/Losses on equity accounted investments (49,093) 9,064 Impairment of assets and net provision changes 562 (16,947) Losses on disposal of fixed assets 172 32 Government grants taken to income (773) (663) Finance cost 116,368 57,069 Other adjustments (10,711) 4,648 Changes operating assets and liabilities (179,678) 87,025 Change in inventories (65,878) 250,879 Change in trade and other receivables (146,904) (72,081) Change in current financial assets and other current assets 4,565 (11,729) Change in current trade and other payables 28,539 (80,044) Other cash flows used in operating activities (82,534) (84,879) Interest paid (71,286) (74,981) Interest recovered 186 2,155 Income tax paid (9,679) (11,236) Other amounts paid (1,755) (817) Net cash from operating activities 339,302 540,710 Cash flows from investing activities Payments for investments (625,152) (223,323) Group companies and business combinations (492,249) (21,802) Property, plant and equipment and intangible assets (132,621) (183,038) Property, plant and equipment (103,522) (135,939) Intangible assets (29,099) (47,099) Other financial assets (282) (18,483) Proceeds from 1,790 260 Property, plant and equipment and intangible assets 299 260 Other financial assets 1,491 0 Net cash used in investing activities (623,362) (223,063) Cash flows from financing activities Proceeds from and payments for equity instruments (125,703) 0 Acquisition of treasury stock (125,703) 0 Proceeds from and payments for financial liability intruments 467,002 (171,810) Issue 675,760 108,116 Redemption and repayment (208,758) (279,926) Dividends and interest on other equity instruments paid and received (256,539) 1,790 Dividends paid (258,945) 0 Dividends received 2,406 1,790 Other cash flows from financing activities 350 830 Financing costs included on the amortised costs of the debt 0 (9,227) Net cash from (used in) financing activities 85,110 (178,417) Effect of exchange rate fluctuations on cash and cash equivalents 17,167 (2,806) Net increase/(decrease) in cash and cash equivalents (181,783) 136,424 Cash and cash equivalents at beginning of the period 579,647 741,982 Cash and cash equivalents at end of period 397,864 878,406 The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements. for each of the six-month periods ended 30 June 2021 and 2020 GRIFOLS, S.A. AND SUBSIDIARIES (unaudited) Condensed Consolidated Statements of Cash Flows (Expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Changes in Equity
for each of the six-month periods ended 30 June 2021 and 2020
(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Attributable to equity holders of the Parent										
							Accumulated other comprehensive income				
	Share capital	Share premium	Reserves	Profit attributable to Parent	Interim dividend	Treasury stock	Translation differences	Other comprehensive income	Equity attributable to Parent	Non-controlling interests	Equity
Balances at 31 December 2019	**119,604**	**910,728**	**3,009,599**	**625,146**	**(136,828)**	**(49,584)**	**344,357**	**(903)**	**4,822,119**	**2,023,649**	**6,845,768**
Translation differences	--	--	--	--	--	--	(78,799)	--	(78,799)	6,603	(72,196)
Other comprehensive income for the period	0	0	0	0	0	0	(78,799)	0	(78,799)	6,603	(72,196)
Profit/(loss) for the period	--	--	--	218,247	--	--	--	--	218,247	43,429	261,676
Total comprehensive income for the period	0	0	0	218,247	0	0	(78,799)	0	139,448	50,032	189,480
Net change in treasury stock	--	--	--	--	--	5,814	--	--	5,814	--	5,814
Acquisition of non-controlling interests	--	--	408,675	--	--	--	--	--	408,675	(408,675)	0
Other changes	--	--	(11,115)	--	--	--	--	--	(11,115)	10,829	(286)
Distribution of 2019 profit											
Reserves	--	--	625,146	(625,146)	--	--	--	--	0	--	0
Dividends	--	--	--	--	--	--	--	--	0	--	0
Interim dividend	--	--	--	--	--	--	--	--	0	--	0
Operations with equity holders or owners	0	0	1,022,706	(625,146)	0	5,814	0	0	403,374	(397,846)	5,528
Balances at 30 June 2020 (unaudited)	**119,604**	**910,728**	**4,032,305**	**218,247**	**(136,828)**	**(43,770)**	**265,558**	**(903)**	**5,364,941**	**1,675,835**	**7,040,776**
Balances at 31 December 2020	**119,604**	**910,728**	**3,776,932**	**618,546**	**0**	**(43,734)**	**(272,529)**	**(1,155)**	**5,108,392**	**1,611,663**	**6,720,055**
Translation differences	--	--	--	--	--	--	170,693	--	170,693	128,721	299,414
Other comprehensive income for the period	0	0	0	0	0	0	170,693	0	170,693	128,721	299,414
Profit/(loss) for the period	--	--	--	266,815	--	--	--	--	266,815	35,773	302,588
Total comprehensive income for the period	0	0	0	266,815	0	0	170,693	0	437,508	164,494	602,002
Net change in treasury stock	--	--	--	--	--	(120,455)	--	--	(120,455)	--	(120,455)
Acquisition of non-controlling interests	--	--	838	--	--	--	--	--	838	(843)	(5)
Other changes	--	--	(5,674)	--	--	--	--	--	(5,674)	113	(5,561)
Distribution of 2020 profit											
Reserves	--	--	618,546	(618,546)	--	--	--	--	0	--	0
Dividends	--	--	(252,443)	--	--	--	--	--	(252,443)	(6,502)	(258,945)
Interim dividend	--	--	--	--	--	--	--	--	0	--	0
Operations with equity holders or owners	0	0	361,267	(618,546)	0	(120,455)	0	0	(377,734)	(7,232)	(384,966)
Balances at 30 June 2021 (unaudited)	**119,604**	**910,728**	**4,138,199**	**266,815**	**0**	**(164,189)**	**(101,836)**	**(1,155)**	**5,168,166**	**1,768,925**	**6,937,091**

GRIFOLS, S.A. AND SUBSIDIARIES Notes to Condensed Consolidated Interim Financial Statements for the six- month period ended 30 June 2021 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 1 (1) General Information Grifols, S.A. (hereinafter the Company) was incorporated with limited liability under Spanish law on 22 June 1987. Its registered and tax offices are in Barcelona. The Company's statutory activity consists of providing corporate and business administrative, management and control services, as well as investing in assets and property. Its principal activity involves rendering administrative, management and control services to its subsidiaries. On 17 May 2006 the Company completed its flotation on the Spanish securities market, which was conducted through the public offering of 71,000,000 ordinary shares of Euros 0.50 par value each and a share premium of Euros 3.90 per share. The total capital increase (including the share premium) amounted to Euros 312.4 million, equivalent to a price of Euros 4.40 per share. The Company’s shares were floated on the Spanish stock exchange IBEX-35 index on 2 January 2008. All of the Company’s shares are listed on the Barcelona, Madrid, Valencia and Bilbao securities markets and on the Spanish Automated Quotation System (SIBE/Continuous Market). On 2 June 2011, Class B non-voting shares were listed on the NASDAQ (USA) and on the Spanish Automated Quotation System (SIBE/Continuous Market). Grifols, S.A. is the Parent of the subsidiaries listed in Appendix I of the notes to the consolidated annual accounts for the year ended 31 December 2020. Grifols, S.A. and subsidiaries (hereinafter the Group) act on an integrated basis and under common management and their principal activity is the procurement, manufacture, preparation and sale of therapeutic products, especially hemoderivatives. The main factory locations of the Group’s Spanish companies are in Parets del Vallés (Barcelona) and Torres de Cotilla (Murcia), while the US companies are located in Los Angeles (California), Clayton (North Carolina), Emeryville (California), and San Diego (California). (2) Basis of Presentation and Accounting Principles Applied These condensed consolidated interim financial statements for the six-month period ended 30 June 2021 have been prepared under International Financial Reporting Standards as adopted by the European Union (IFRS-EU) and specifically, with that provided by the guidelines of International Accounting Standard (hereinafter IAS) 34 on Interim Financial Reporting. They do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Group for the year ended 31 December 2020. The Board of Directors of Grifols, S.A. authorized these condensed consolidated interim financial statements for issue at their meeting held on 28 July 2021. Amounts contained in these condensed consolidated interim financial statements are expressed in thousands of Euros. The condensed consolidated interim financial statements of Grifols for the six-month period ended 30 June 2021 have been prepared based on the accounting records maintained by the Group. We also have included for information purposes the three-month period ended 30 June 2021. Accounting principles and basis of consolidation applied

GRIFOLS, S.A. AND SUBSIDIARIES Notes to Condensed Consolidated Interim Financial Statements for the six- month period ended 30 June 2021 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 2 Except as noted below, the accounting principles and basis of consolidation applied in the preparation of these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated annual accounts as at and for the year ended 31 December 2020. In addition, in 2021 the following standards issued by the IASB and the IFRS Interpretations Committee, and adopted by the European Union for their application in Europe have become effective and, accordingly, have been taken into account for the preparation of these condensed consolidated interim financial statements: The application of these standards and interpretations has not had any significant impacts on these condensed consolidated interim financial statements. At the date these condensed consolidated interim financial statements were authorized for issue, the following IFRS standards, amendments and IFRIC interpretations have been issued by the European Union but their application is not mandatory until future periods as described below: Standards EU effective date IASB effective date IFRS 4 Amendments to IFRS 4 Insurance Contracts - deferral of IFRS 9 (issued on 25 June 2020) 1 January 2021 1 January 2021 Various Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Interest Rate Benchmark Reform - Phase 2 (issued on 27 August 2020) 1 January 2021 1 January 2021 Mandatory application for annual periods beginning on or after:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2021

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Standards		Mandatory application for annual periods beginning on or after: EU effective date	IASB effective date
IFRS 17	Insurance Contracts (issued on 18 May 2017); including Amendments to IFRS 17 (issued on 25 June 2020)	pending	1 January 2023
IAS 1	Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current and Classification of Liabilities asCurrent or Non-current - Deferral of Effective Date (issued on 23 January 2020 and 15 July 2020 respectively).	pending	1 January 2023
IAS 1	Amendments issued 12 February 2021 to: - IAS 1 Presentation of Financial Statements ; - IFRS Practice Statement 2: Disclosure of Accounting policies	pending	1 January 2023
IAS 8	Amendments to IAS 8 Accounting policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estitmates (issued on 12 February 2021)	pending	1 January 2023
IFRS 16	Amendment to IFRS 16 Leases Covid 19-Related Rent Concessions beyond 30 June 2021 (issued on 31 March 2021)	pending	1 April 2021
IAS 12	Amendments to IAS 12 Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction (issued on 7 May 2021)	pending	1 January 2023
Various	Amendments issued 14 May 2020 to: - IFRS 3 Business Combinations: references to the Conceptual Framework; - IAS 16 Property, Plant and Equipment: Proceeds before Intended Use; - IAS 37 Provisions, Contingent Liabilities and Contingent Assets: Onerous Contracts - Cost of Fulfilling a Contract ; and - Annual Improvements to IFRSs 2018-2020: IFRS 1, IFRS 9, IFRS 16 and IAS 41.	1 January 2022	1 January 2022

The Group has not applied any of the standards or interpretations issued prior to their effective date.

Responsibility regarding information, estimates, and relevant judgments in the application of accounting policies

The information contained in these condensed consolidated interim financial statements for the six-month period ended 30 June 2021 is the responsibility of the Directors of the Company. The preparation of the condensed consolidated interim financial statements requires management to make judgements, estimates and assumptions that affect the application of Group accounting policies. The following notes include a summary of the relevant accounting estimates and judgements used to apply accounting policies which have the most significant effect on the amounts recognized in these condensed consolidated interim financial statements.

- Assumptions used to test non-current assets and goodwill for impairment. Relevant cash generating units are tested annually for impairment or when there is evidence that impairment could exist. These are based on risk-adjusted future cash flows discounted using appropriate interest rates. Assumptions

3

GRIFOLS, S.A. AND SUBSIDIARIES Notes to Condensed Consolidated Interim Financial Statements for the six- month period ended 30 June 2021 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 4 relating to risk-adjusted future cash flows and discount rates are based on business forecasts and are therefore inherently subjective. Future events could cause a change in business forecasts, with a consequent adverse effect on the future results of the Group. To the extent considered that a reasonably possible change in key assumptions could result in impairment of goodwill, a sensitivity analysis has been disclosed in note 6. Determination of the fair value of assets, liabilities and contingent liabilities related to business combinations. Evaluation of the capitalization of development costs. The key assumption is related to the estimation of sufficient future economic benefits of the projects. Evaluation of provisions and contingencies. Key assumptions relate to the evaluation of the likelihood of an outflow of resources due to a past event, as well as to the evaluation of the best estimate of the likely outcome. These estimates take into account the specific circumstances of each dispute and relevant external advice and therefore are inherently subjective and could change substantially over time as new facts arise and each dispute progresses. Details of the status of various uncertainties involved in significant unresolved disputes are set out in note 18. The calculation of the income tax expense requires tax legislation interpretations in the jurisdictions where Grifols operates. The decision as to whether the taxation authorities will accept a given uncertain tax treatment and the expected outcome of outstanding litigation requires significant estimates and judgements. Likewise, Grifols recognizes deferred tax assets, mainly from deductible temporary differences to the extent that it is probable that sufficient taxable income will be available against which they can be utilized, based on management estimates on amount and payments of future taxable profits (see notes 4(s) and 28 to the consolidated financial statements as at and for the year ended 31 December 2020). Determination of chargebacks made to certain customers in the United States (see note 4 r in the consolidated annual accounts for the year ended 31 December 2020). No changes have been made to prior year judgements relating to existing uncertainties. The Group is also exposed to interest rate and currency risks. Grifols’ management does not consider that there are any assumptions or causes for uncertainty in the estimates which could imply a significant risk of material adjustments arising in the next financial year. The estimates and relevant judgments used in the preparation of these condensed consolidated interim financial statements do not significantly differ from those applied in the preparation of the consolidated financial statements as at and for the year ended 31 December 2020. Seasonality of transactions during this period Given the nature of the activities conducted by the Group, there are no factors that determine any significant seasonality in the Group’s operations that could affect the interpretation of these condensed consolidated interim financial statements for the six-month period ended 30 June 2021 in comparison with the financial statements for a full fiscal year. Relative importance When determining the information to be disclosed in these Notes, in accordance with IAS 34, the relative importance in relation to these condensed consolidated interim financial statements has been taken into account.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to Condensed Consolidated Interim Financial Statements for the six- month period ended 30 June 2021 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 5 (3) Changes in the Composition of the Group For the preparation of its condensed consolidated interim financial statements, the Group has included its investments in all subsidiaries, associates and joint ventures. Appendix I of the consolidated financial statements as at 31 December 2020 lists the subsidiaries, associates and joint ventures in which Grifols, S.A. holds a direct or indirect stake and that were included in the scope of consolidation at that date. The main changes in the scope of consolidation during the interim period ended 30 June 2021 are detailed below: BPL Plasma, Inc. On 28 February 2021, Biomat USA, Inc., an american subsidiary of the Group, has acquired 25 plasma donation centers in the United States from the company BPL Plasma, Inc., a subsidiary of Bio Products Laboratory Holdings Limited, for an amount of US Dollars 385 million. The transaction has received the applicable regulatory clearances and will be financed with Grifols’ own resources, without issuing debt. Grifols will obtain approximately 1 million liters of plasma per year from this centers. The transaction costs have amounted to Euros 8,799 thousand and have been recognized as “operating expenses” in the consolidated statement of profit and loss. Details of the aggregate business combination cost, the fair value of the net assets acquired and the goodwill at the acquisition date are provided below: The amounts determined at the date of acquisition of assets, liabilities and contingent liabilities are as follows: Thousands of Euros Thousands of US Dollars Cost of the business combination First payment 9,921 12,000 Cash paid at transaction closing date 308,016 372,548 Total business combination cost 317,937 384,548 Fair value of net assets acquired 15,039 18,190 Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) (note 6) 302,898 366,358 Thousands of Euros Thousands of US Dollars Property, plant and equipment (note 7) 14,406 17,424 Non-current financial assets 85 103 Inventories 557 674 Total assets 15,048 18,201 Current liabilities (9) (11) Total liabilities and contingent liabilities (9) (11) Total net assets acquired 15,039 18,190 Fair value

GRIFOLS, S.A. AND SUBSIDIARIES Notes to Condensed Consolidated Interim Financial Statements for the six- month period ended 30 June 2021 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 6 The resulting goodwill has been allocated to the Bioscience segment, and it includes the donor data base, licenses and workforce. Acquisition of plasma centers from Kedplasma, LLC. On 31 March 2021, Biomat USA, Inc., an american subsidiary of the Group, has acquired 7 plasma donation centers in the United States from the company Kedplasma, LLC for an amount of US Dollars 55.2 million. All the acquired centers are authorized by the U.S. Food and Drug Administration (FDA) and European healthcare authorities. Grifols will gain immediate access to the plasma obtained in these centers, which obtain approximately 240,000 liters per year. The operation received regulatory clearances and will be financed with Grifols’ own resources, without issuing debt. The transaction costs have amounted to Euros 625 thousand and have been recognized as “operating expenses” in the consolidated statement of profit and loss. Details of the aggregate business combination cost, the fair value of the net assets acquired and the goodwill at the acquisition date are provided below: The amounts determined at the date of acquisition of assets, liabilities and contingent liabilities are as follows: The resulting goodwill has been allocated to the Bioscience segment, and it includes the donor data base, licenses and workforce. Thousands of Euros Thousands of US Dollars Cost of the business combination Cash paid 45,638 55,200 Total business combination cost 45,638 55,200 Fair value of net assets acquired 2,692 3,256 Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) (note 6) 42,946 51,944 Thousands of Euros Thousands of US Dollars Property, plant and equipment (note 7) 2,448 2,961 Inventories 244 295 Total assets 2,692 3,256 Total net assets acquired 2,692 3,256 Fair value

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2021

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

- Gigagen, Inc.

On 8 March 2021, Grifols, through its 100% owned subsidiary Grifols Innovation and New Technologies Limites ("GIANT"), signed an agreement to acquire all the shares of Gigagen, Inc. for a total amount of US Dollars 90.5 million.

GigaGen is a U.S. biotechnology company specialized in the early discovery and development of recombinant biotherapeutic medicines. GigaGen's research focuses on discovering new biological treatments based on antibodies derived from millions of immune system cells obtained from donors.

With the acquisition of 100% shares, Grifols has control over Gigagen and, therefore, it is considered part of the group and it has been fully consolidated. Until that date, the previous 43.96% stake was recorded using the equity method. The difference between the fair value of the previous investment and the book value amounted to Euros 34,525 thousand (US Dollars 41,758 thousand) and has been recognized as income under "Profit/(loss) of equity accounted investees" in the consolidated statement of profit and loss.

From the total agreed, on 30 June 2021 the Group has already paid an amount of Euros 37,576 thousand and there is an amount payable of Euros 35,584 thousand presented under the line item "Current financial liabilities" with due date March 2022.

Details of the aggregate business combination cost, the fair value of the net assets acquired and the provisional goodwill at the acquisition date are provided below:

	Thousand of Euros	Thousand of US Dollars
Cost of the business combination		
First purchase of shares	38,201	46,203
Second purchase of shares (discounted amount)	35,227	42,608
Total business combination cost	73,428	88,811
Fair value of the previous investment in the company	50,792	61,434
Fair value of net assets acquired	1,461	1,767
Goodwill (excess of the cost of the business combination over the fair value of net assets acquired)	122,759	148,478

The provisional amounts determined at the date of acquisition of assets, liabilities and contingent liabilities are as follows:

	Fair Value	
	Thousand of Euros	Thousand of US Dollars
Property, plant and equipment (note 7)	1,168	1,413
Other non current assets	151	183
Trade and other reeceivables	16	19
Other current assets	2,368	2,864
Cash and cash equivalents	12,389	14,985
Total assets	16,092	19,464
Non-current liabilities	(4,247)	(5,137)
Current liabilities	(10,384)	(12,560)
Total Liabilities	(14,631)	(17,697)
Fair value of net assets acquired	1,461	1,767

7

GRIFOLS, S.A. AND SUBSIDIARIES Notes to Condensed Consolidated Interim Financial Statements for the six- month period ended 30 June 2021 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 8 The profit of Gigagen between the acquisition date and 30 June 2021 amounted to Euros (3,822) thousand. Green Cross On 20 July 2020, Grifols signed share purchase arrangements with the South Korean based GC Pharma Group and other investors for the acquisition of a plasma fractionation facility and two purification facilities located in the city of Montreal, Canada, and 11 plasma collection centers located in the United States, for a total consideration of Euros 387,917 thousand (US Dollars 457,160 thousand), on a debt free basis. On 1 October 2020, the transaction was closed. Details of the aggregate business combination cost, the fair value of the net assets acquired and the final goodwill at the acquisition date are provided below: The final amounts determined at the date of acquisition of assets, liabilities and contingent liabilities are as follows: Thousands of Euros Thousands of US Dollars Cost of the business combination Cash paid 387,917 457,160 Total business combination cost 387,917 457,160 Fair value of net assets acquired 189,761 223,633 Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) (note 6) 198,156 233,527 Thousand of Euros Thousand of US Dollars Other Intangible assets 2,011 2,370 Rights of Use 11,642 13,720 Property, plant and equipement 159,013 187,396 Deferred tax assets 28,615 33,724 Non-current assets 122 144 Inventories 2,999 3,534 Trade and other receivables 3,484 4,106 Other current assets 943 1,111 Cash and cash equivalents 6,053 7,133 Total assets 214,882 253,238 Non-current financial liabilities (13,150) (15,497) Defererd Tax Liabilities -- -- Current financial liabilities (797) (939) Trade and other payables (11,174) (13,169) Total liabilities (25,121) (29,605) Fair value of net assets acquired 189,761 223,633 Fair Value

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2021

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(4) Financial Risk Management Policy

At 30 June 2021 the Group's financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements for the year ended 31 December 2020.

(5) Segment Reporting

The distribution by business segments of the Group's net revenues for the three- and six-month periods ended 30 June 2021 and 30 June 2020 is as follows:

	Net revenues (Thousands of Euros)			
Segments	Six-Months Ended 30 June 2021	Six-Months Ended 30 June 2020	Three-Months Ended 30 June 2021	Three-Months Ended 30 June 2020
			Not reviewed	Not reviewed
Bioscience	1,986,024	2,158,852	1,084,747	1,118,910
Hospital	67,750	57,863	36,543	27,188
Diagnostic	395,483	340,012	192,214	172,136
Bio supplies	107,260	126,718	50,960	62,579
Other	15,488	18,657	8,314	13,513
Intersegments	(35,373)	(24,761)	(20,880)	(10,304)
Total Revenues	2,536,632	2,677,341	1,351,898	1,384,022

The distribution by geographical area of the Group's net revenues for the three- and six-month periods ended 30 June 2021 and 30 June 2020 is as follows:

	Net revenues (Thousands of Euros)			
Geographical area	Six-Months Ended 30 June 2021	Six-Months Ended 30 June 2020	Three-Months Ended 30 June 2021	Three-Months Ended 30 June 2020
			Not reviewed	Not reviewed
Spain	180,509	128,614	85,671	59,072
Rest of the EU	272,027	247,828	134,927	117,771
USA + Canada	1,576,893	1,844,576	833,601	932,425
Rest of the World	507,203	456,323	297,699	274,754
Total Revenues	2,536,632	2,677,341	1,351,898	1,384,022

9

GRIFOLS, S.A. AND SUBSIDIARIES Notes to Condensed Consolidated Interim Financial Statements for the six- month period ended 30 June 2021 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 10 The distribution by business segments of the Group’s consolidated income for the three- and six-month periods ended 30 June 2021 and 30 June 2020 is as follows: Segments Six-Months Ended 30 June 2021 Six-Months Ended 30 June 2020 Three-Months Ended 30 June 2021 Three-Months Ended 30 June 2020 Not reviewed Not reviewed Bioscience 443,811 414,397 247,777 125,194 Hospital (3,577) (8,584) (771) (2,697) Diagnostic 104,561 87,234 48,741 50,006 Bio supplies 23,312 8,374 11,540 1,936 Other 14,277 (5,976) (16,699) 6,804 Intersegments (11,762) 4,005 (8,831) 5,434 Total income of reported segments 570,622 499,450 281,757 186,677 Unallocated expenses plus net financial result (192,387) (172,305) (92,256) (110,808) Profit before income tax from continuing operations 378,235 327,145 189,501 75,869 Profit/(loss) (Thousands of Euros)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2021

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(6) Goodwill

Details and movement in goodwill during the six-month period ended 30 June 2021 is as follows:

		Thousands of Euros			
	Segment	**Balance at 31/12/2020**	Business Combination	Translation differences	**Balance at 30/06/2021**
Net value					
Grifols UK, Ltd. (UK)	Bioscience	7,674	--	333	8,007
Grifols Italia.S.p.A. (Italy)	Bioscience	6,118	--	--	6,118
Biomat USA, Inc.(USA) (see note 3)	Bioscience	234,791	345,844	14,460	595,095
Grifols Australia Pty Ltd. (Australia) / Medion Diagnostics AG (Switzerland)	Diagnostic	9,538	--	(13)	9,525
Grifols Therapeutics, Inc. (USA)	Bioscience	1,816,404	--	57,911	1,874,315
Araclon Biotech, S.L. (Spain)	Diagnostic	6,000	--	--	6,000
Progenika Biopharma, S.A. (Spain)	Diagnostic	40,516	--	--	40,516
Grifols Diagnostic (Novartis & Hologic) (USA, Spain and Hong Kong)	Diagnostic	2,376,978	--	74,996	2,451,974
Kiro Grifols, S.L. (Spain)	Hospital	24,376	--	--	24,376
Goetech, LLC. (USA)	Hospital	55,167	--	1,759	56,926
Haema, AG. (Germany)	Bioscience	190,014	--	--	190,014
BPC Plasma, Inc (USA)	Bioscience	140,334	--	4,473	144,807
Interstate Blood Bank, Inc. (USA)	Bioscience	158,479	--	5,053	163,532
Plasmavita Healthcare, GmbH (Germany)	Bioscience	9,987	--	--	9,987
Alkahest, Inc (USA)	Others	71,910	--	2,293	74,203
Grifols Canada Therapeutics, Inc (formerly Green Cross Biotherapeutics, Inc.) (Canada) (see note 3)	Bioscience	134,569	13,414	9,160	157,143
GCAM, Inc (formerly Green Cross America Inc.) (USA)	Bioscience	49,416	--	1,576	50,992
GigaGen, Inc (USA) (see note 3)	Others	--	122,759	2,476	125,235
		5,332,271	482,017	174,477	5,988,765

Impairment testing:

As a result of the acquisition of Talecris in 2011, and for impairment testing purposes, the Group combines the CGUs allocated to the Bioscience segment, grouping them together at segment level, because substantial synergies were expected to arise on the acquisition of Talecris, and due to the vertical integration of the business and the lack of an independent organized market for the products. Because the synergies benefit the Bioscience segment globally they cannot be allocated to individual CGUs. The Bioscience segment represents the lowest level to which goodwill is allocated and is subject to control by Group management for internal control purposes.

As a result of the acquisition of Novartis' Diagnostic business unit in 2014, the Group decided to combine Araclon, Progenika, Australia and Hologic's share of NAT donor screening unit acquisition into a single CGU for the Diagnostic business as the acquisition is supporting not only the vertically integration business but also cross-selling opportunities. In addition, for management purposes, the Group's management is focused on the business more than geographical areas or individual companies.

11

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2021

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Due to the acquisition of an additional 40% stake in Kiro Grifols S.L. and a 51% stake in Goetech LLC (Medkeeper), the Group decided to group Kiro Grifols S.L., Laboratorios Grifols S.A. and Medkeeper into a single CGU for the Hospital business since the acquisitions are supporting cross-selling opportunities.

The CGUs established by Management are:

- Bioscience
- Diagnostic
- Hospital

The COVID-19 pandemic has caused unprecedented turmoil in the global economy, the breadth and duration of which remain unknown. While some industries and companies may be more vulnerable than others, the effects of the pandemic have affected social and economic behavior, increasing the overall uncertainty.

Our products from Bioscience CGU are considered lifesaving and have been identified as a strategic industry for most governments and therefore are prevented from being suspended. However, at the preparation date of the financial statements, Grifols has estimated a temporary impact derived from COVID-19.

There are no indications of impairment in the Diagnostic CGU since new opportunities have arisen from COVID-19 pandemic which have offset the potential negative impact deriving therefrom.

The recoverable amount of the Bioscience CGU and Hospital CGU has been calculated based on its value in use calculated as the present value of the future cash flows discounted at a discount rate considering the related inherent risk.

In the current uncertain environment, the recoverable amount calculations of the Bioscience and Hospital CGU use expected cash flow projections for five and six years respectively based on two different scenarios considered in respect of COVID-19 impact (base case and worst case) and the assigned weighting of these scenarios according to the following details:

	Bioscience CGU		Hospital CGU	
	Main assumption	Assigned weighting	Main assumption	Assigned weighting
Base case	Total recovery in 2022	70%	Total recovery in 2021	70%
Worst case	Total recovery beyond 2022	30%	Total recovery in 2022	30%

Management has determined the gross margin based on past experience and the current situation derived from the COVID-19 pandemic, investments in progress which would imply significant growth in production capacity and its forecast international market development.

Cash flows estimated as of the year in which stable growth in the CGU has been reached are extrapolated using the estimated growth rates indicated below. Perpetual growth rates are consistent with the forecasts included in industry reports.

The key assumptions used in calculating impairment testing of the CGUs for 2020 were as follows:

	Perpetual Growth rate	Discount Rate
Bioscience	1.9%	8.9%
Hospital	1.4%	10.8%

12

GRIFOLS, S.A. AND SUBSIDIARIES Notes to Condensed Consolidated Interim Financial Statements for the six- month period ended 30 June 2021 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 13 The key assumptions used in calculating impairment testing of the CGUs for the six-month period ended 30 June 2021 have been as follows: Perpetual Growth rate Discount Rate Bioscience 2.0% 9.2% Hospital 1.5% 10.8% The discount rate used reflects specific risks relating to the CGUs and the countries in which they operate. The main assumptions used for determining the discount rate are as follows: Risk free rate: normalized government bonds at 10 years Market risk premium: premium based on market research Unlevered beta: average market beta Debt to equity ratio: average market ratio In 2020 and 2021, the reasonably possible changes considered for the Bioscience and Hospital CGUs are a variation in the discount rate, as well as in the estimated perpetual growth rate, as follows: Perpetual Growth rate Discount Rate Bioscience +/- 50 bps +/- 50 bps Hospital +/-100 bps +/-100 bps The reasonably possible changes in key assumptions considered by management in the calculation of the Bioscience CGU’s recoverable amount would not cause the carrying amount to exceed its recoverable amount. The reasonably possible changes in key assumptions considered by management in the calculation of the Hospital CGU’s recoverable amount would cause the carrying amount to exceed its recoverable amount as follows: Discount Rate +100 bps Hospital 5.0% At 30 June 2021 Grifols’ stock market capitalization totals Euros 13,602 million (Euros 14,207 million at 31 December 2020).

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2021
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(7) Other Intangible Assets, Rights of Use and Property, Plant, and Equipment

Movement in other intangible assets, rights of use and property, plant and equipment during the six-month period ended 30 June 2021 is as follows:

	Thousands of Euros			
	Other intangible assets	Rights of Use	Property, plant and equipment	Total
Total Cost at 31/12/2020	2,370,373	787,407	3,685,191	6,842,971
Total depreciation and amortization at 31/12/2020	(747,594)	(108,711)	(1,358,431)	(2,214,736)
Impairment at 31/12/2020	(65,129)	--	(2,653)	(67,782)
Balance at 31/12/2020	1,557,650	678,696	2,324,107	4,560,453
Cost				
Additions	29,098	55,063	112,132	196,293
Business combination (note 3)	--	--	3,741	3,741
Disposals	(12,184)	(1,584)	(13,075)	(26,843)
Transfers	1,251	2,795	(3,035)	1,011
Translation differences	65,606	20,925	93,601	180,132
Total Cost at 30/06/2021	2,454,144	864,606	3,878,555	7,197,305
Depreciation & amortization				
Additions (note 14)	(51,088)	(32,425)	(83,241)	(166,754)
Disposals	38	1,464	11,179	12,681
Transfers	611	(2,809)	1,188	(1,010)
Translation differences	(18,458)	(2,960)	(30,695)	(52,113)
Total depreciation and amortization at 30/06/2021	(816,491)	(145,441)	(1,460,000)	(2,421,932)
Impairment				
Additions	--	--	56	56
Translation differences	(1,948)	--	(24)	(1,972)
Total impairment at 30/06/2021	(67,077)	--	(2,621)	(69,698)
Total balance at 30/06/2021	1,570,576	719,165	2,415,934	4,705,675

At 30 June 2021 there are no indications that these assets have been impaired.

Intangible assets acquired from Talecris mainly include currently marketed products. Identifiable intangible assets correspond to Gamunex and have been recognized at fair value at the acquisition date of Talecris and classified as currently marketed products. Intangible assets recognized comprise the rights on the Gamunex product, its commercialization and distribution license, trademark, as well as relations with hospitals. Each of these components are closely linked and fully complementary, are subject to similar risks and have a similar regulatory approval process.

Intangible assets acquired from Progenika mainly include currently marketed products. Identifiable intangible assets correspond to blood, immunology and cardiovascular genotyping. These assets have been recognized at fair value at the acquisition date of Progenika and classified as currently marketed products.

The cost and accumulated amortization of currently marketed products acquired from Talecris and Progenika at 30 June 2021 is as follows:

14

GRIFOLS, S.A. AND SUBSIDIARIES Notes to Condensed Consolidated Interim Financial Statements for the six- month period ended 30 June 2021 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 15 The estimated useful life of the currently marketed products acquired from Talecris is considered limited, has been estimated at 30 years based on the expected life cycle of the product (Gamunex) and is amortized on a straight-line basis. At 30 June 2021 the residual useful life of currently marketed products from Talecris is 19 years and 11 months (20 years and 11 months at 30 June 2020). The estimated useful life of the currently marketed products acquired from Progenika is considered limited, has been estimated at 10 years based on the expected life cycle of the product and is amortized on a straight-line basis. At 30 June 2021 the residual useful life of currently marketed products from Progenika is 1 year and 8 months (2 years and 8 months at 30 June 2020). (8) Leases Details of leases at 30 June 2021 and 31 December 2020 are as follows: Movement during the period ended 30 June 2021 is included in note 7 “Other intangible assets, rights of use and property, plant and equipment”. The amounts recognized in the consolidated statement of profit and loss related to lease agreements for the three- month and six-month period ended 30 June 2020 and 2021 are as follows: Balance at Translation Balance at 31/12/2020 Additions differences 30/06/2021 Cost of currently marketed products - Gamunex 980,873 -- 31,273 1,012,146 Cost of currently marketed products - Progenika 23,792 -- -- 23,792 Accumulated amortisation of currently marketed products - Gamunex (313,335) (16,564) (10,294) (340,193) Accumulated amortisation of currently marketed products - Progenika (18,633) (1,190) -- (19,823) Net carrying amount of currently marketed products 672,697 (17,754) 20,979 675,922 Thousands of Euros Rights of use 30/06/2021 31/12/2020 Land and Buildings 706,063 665,002 Machinery 4,631 3,671 Computer equipment 2,567 3,588 Vehicles 5,904 6,435 719,165 678,696 Thousands of Euros Lease liabilities 30/06/2021 31/12/2020 Non-current 737,830 690,857 Current 45,315 42,642 783,145 733,499 Thousands of Euros

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2021

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Rights of use depreciation	Thousands of Euros			
	Six-Months Ended 30 June 2021	Six-Months Ended 30 June 2020	Three-Months Ended 30 June 2021	Three-Months Ended 30 June 2020
			Not reviewed	Not reviewed
Buildings	27,954	26,941	15,026	13,696
Machinery	940	823	502	420
Computer equipment	1,254	1,511	597	915
Vehicles	2,277	2,728	1,113	1,329
	32,425	32,003	17,238	16,360

	Thousands of Euros			
	Six-Months Ended 30 June 2021	Six-Months Ended 30 June 2020	Three-Months Ended 30 June 2021	Three-Months Ended 30 June 2020
			Not reviewed	Not reviewed
Finance lease expenses (note 15)	17,133	18,055	8,701	9,117
	17,133	18,055	8,701	9,117

	Thousands of Euros			
	Six-Months Ended 30 June 2021	Six-Months Ended 30 June 2020	Three-Months Ended 30 June 2021	Three-Months Ended 30 June 2020
			Not reviewed	Not reviewed
Expenses related to short-term agreements	2,404	1,792	1,194	345
Expenses related to low-value agreements	6,859	5,606	3,403	2,784
Other operating lease expenses	7,845	6,210	3,730	3,579
	17,108	13,608	8,327	6,708

At 30 June 2021, the Group has paid a total of Euros 41,000 thousand related to lease agreements (Euros 40,555 thousand at 30 June 2020).

The total amount recognized in the balance sheet corresponds to lease agreements in which the Group is the lessee.

16

GRIFOLS, S.A. AND SUBSIDIARIES Notes to Condensed Consolidated Interim Financial Statements for the six- month period ended 30 June 2021 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 17 (9) Equity-accounted investees Movement in the investments in equity-accounted investees during the six-month period ended 30 June 2021 is as follows: Six-Months Ended 30 June 2021 Six-Months Ended 30 June 2020 Balance at 1 January 1,869,020 114,473 Acquisitions -- 1,804,619 Transfers (50,496) (10,674) Share of profit / (losses) 49,093 (9,064) Share of other comprehensive income / translation differences 39,110 (17,214) Collected dividends (2,406) (1,790) Balance at 30 June 1,904,321 1,880,350 Thousands of Euros At 30 June 2021, the quoted value of SRAAS shares was CNY 7.49. In accordance with IAS 28 – Investments in associates and joint ventures, possible indications of losses have been analyzed without detecting objective evidence of impairment in the investment. (10) Financial Assets Details of non-current financial assets on the consolidated balance sheet at 30 June 2021 and 31 December 2020 are as follows: Details of other current financial assets on the consolidated balance sheet at 30 June 2021 and 31 December 2020 are as follows: 30/06/2021 31/12/2020 Investments in quoted shares 1,947 3,008 Total Non-current financial assets measured at fair value 1,947 3,008 Non-current guarantee deposits 6,817 6,268 Other non-current financial assets 140,450 108,030 Non-current loans to related parties 83,429 80,851 Total Non-current financial assets at amortized cost 230,696 195,149 Thousands of Euros

GRIFOLS, S.A. AND SUBSIDIARIES Notes to Condensed Consolidated Interim Financial Statements for the six- month period ended 30 June 2021 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 18 (11) Trade and Other Receivables At 30 June 2021 and during 2020, the Grifols Group has sold receivables without recourse to some financial entities (factor), to which the risks and benefits inherent to the ownership of the assigned loans are substantially transferred. Also, the control over the assigned credits, understood as the factor's ability to sell them to an unrelated third party, unilaterally and without restrictions, has been transferred to the factor. The main conditions of these contracts include the advanced collection of the transferred credits that varies between 70% and 100% of the nominal amount and a percentage of insolvency risk coverage on the factor side that varies between 90% and 100% of the nominal of the transferred credits. These contracts have been considered without recourse factoring and the amount advanced by the factors has been removed from the balance sheet. Likewise, during 2021 and 2020, some credit rights assignment contracts were signed with a financial institution, in which Grifols retains the risks and benefits inherent to the property of the assigned credits. These contracts have been considered with resource and the transferred amount remains in the consolidated balance sheet and a short-term debt has been recognized for an amount equal to the consideration received from the factor for the transfer. The amount recognized is Euros 21,986 thousand at 30 June 2021 (Euros 18,264 thousand at 31 December 2020) (see note 13). The total sum of credit receivables sold without recourse, for which ownership was transferred to financial institutions pursuant to the aforementioned agreements, amounts to Euros 1,504,915 thousand for the six-month period ended 30 June 2021 (Euros 1,282,858 thousand for the six-month period ended 30 June 2020 and Euros 2,735,973 thousand for the year ended 31 December 2020). The finance cost of receivables sold amounts to Euros 5,320 thousand for the six-month period ended 30 June 2021, which has been recognized under finance costs in the consolidated statement of profit and loss (Euros 5,027 thousand for the six-month period ended 30 June 2020) (see note 15). (12) Equity Details of consolidated equity and changes are shown in the condensed consolidated statement of changes in equity, which forms an integral part of the condensed consolidated interim financial statements. (a) Share capital and share premium At 30 June 2021 and 31 December 2020, the Company’s share capital amounts to Euros 119,603,705 and comprises: Class A shares: 426,129,798 ordinary shares of Euros 0.25 par value each, subscribed and fully paid and of 30/06/2021 31/12/2020 Deposits and guarantees 1,044 162 Other current financial assets 637 10,861 Current loans to third parties 8,000 95 Current financial assets at amortized cost 9,681 11,118 Thousands of Euros

GRIFOLS, S.A. AND SUBSIDIARIES Notes to Condensed Consolidated Interim Financial Statements for the six- month period ended 30 June 2021 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 19 the same class and series. Class B shares: 261,425,110 non-voting preference shares of 0.05 Euros par value each, of the same class and series, and with the preferential rights set forth in the Company’s by-laws. (b) Reserves The availability of the reserves for distribution is subject to legislation applicable to each of the Group companies. At 30 June 2021, Euros 29,834 thousand equivalent to the carrying amount of development costs pending amortization of certain Spanish companies (Euros 40,362 thousand at 31 December 2020) are, in accordance with applicable legislation, restricted reserves which cannot be distributed until these development costs have been amortized. Companies in Spain are obliged to transfer 10% of each year’s profits to a legal reserve until this reserve reaches an amount equal to 20% of share capital. This reserve is not distributable to shareholders and may only be used to offset losses if no other reserves are available. Under certain conditions it may be used to increase share capital provided that the balance left on the reserve is at least equal to 10% of the nominal value of the total share capital after the increase. At 30 June 2021 and 31 December 2020 the legal reserve of the Parent amounts to Euros 23,921 thousand. (c) Treasury stock Movement in Class A treasury stock during the six-month period ended 30 June 2021 is as follows: On the meeting held on March 11, 2021, the Board of Directors resolved to implement a buy-back program of Grifols’ own shares (the Buy-back Program), in accordance with the authorization granted by Grifols’ ordinary general shareholders’ meeting held on October 9, 2020, under item twelve of its agenda. The Buy-back Program was created with the goal of using Grifols’ own shares (Class A and Class B) as a consideration in certain future acquisitions that Grifols may carry out (as the Company has done in previous occasions). This Buy-back Program started on March 12, 2021, and has remained in force until June 14, 2021 (both days included). Nevertheless, Grifols reserved the right to early terminate the Buy-back Program under certain circumstances. Grifols entrusted the execution of the Buy-back Program to an independent bank, so Grifols has not exercised control over the bank’s decisions in this respect. At 30 June 2020 the Company did not have Class A treasury stock. Movement in Class B treasury stock during the six-month period ended 30 June 2021 is as follows: No. of Class A shares Thousand of Euros Balance at 1 January 2021 -- -- Disposals Class A shares -- -- Acquisition Class A shares 3,944,430 89,959 Balance at 30 June 2021 3,944,430 89,959

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2021

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	No. of Class B shares	Thousand of Euros
Balance at 1 January 2021	3,012,164	43,734
Disposals Class B shares	(361,530)	(5,248)
Acquisition Class B shares	2,419,896	35,744
Balance at 30 June 2021	5,070,530	74,230

In March 2021 the Group delivered 361,530 treasury stocks (Class B shares) to eligible employees as compensation for the Restricted Share Unit Retention Plan (see note 18 (b)).

Movement in Class B treasury stock during the six-month period ended 30 June 2020 is as follows:

	No. of Class B shares	Thousand of Euros
Balance at 1 January 2020	3,415,052	49,584
Disposals Class B shares	(400,421)	(5,814)
Balance at 30 June 2020	3,014,631	43,770

In March 2020 the Company delivered 400,421 treasury stocks (Class B shares) to eligible employees as compensation for the Restricted Share Unit Retention Plan (see note 18 (b)).

(d) Distribution of profits

The profits of Grifols, S.A. and subsidiaries will be distributed as agreed by the respective shareholders at their general meetings and the proposed distribution of profit for the year ended 31 December 2020 is presented in the consolidated statement of changes in equity.

Dividends paid during the six-month period ended 30 June 2021 were as follows:

	Six-Months Ended 30 June 2021		
	% of par value	Euros per share	Thousands of Euros
Ordinary Shares	146%	0.36	154,005
Non-voting shares	729%	0.36	93,515
Non-voting shares (Preferred Dividend)	20%	0.01	2,614
Total Dividends Paid			250,134

In 2020, as a result of the situation derived from the COVID-19 pandemic, the Shareholders meeting was delayed and it was hold during the last quarter of the year.

For this reason, no dividends were paid during the six-month period ended 30 June 2020.

20

GRIFOLS, S.A. AND SUBSIDIARIES Notes to Condensed Consolidated Interim Financial Statements for the six- month period ended 30 June 2021 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 21 (e) Restricted Share Unit Compensation The Group has set up a Restricted Share Unit Retention Plan (hereinafter RSU) for certain employees (see note 18 (b)). This commitment is settled using equity instruments and the cumulative accrual amounts to Euros 8,471 thousand in June 2021 (Euros 13,880 thousand in December 2020). (13) Financial Liabilities Details of financial liabilities at 30 June 2021 and 31 December 2020 are as follows: On 15 November 2019 the Group concluded the refinancing process of its senior secured debt for Euros 5,800 million. The new financing includes a Term Loan B for US Dollars 2,500 million and Euros 1,360 million, both aimed at institutional investors; the issue of two bonds for a total amount of Euros 1,675 million (Senior Secured Notes); and the extension of a multi-currency revolving credit facility up to US Dollars 500 million. On 7 May 2020, the Group concluded the upsize of the multi-currency revolving credit facility from US Dollars 500 million to US Dollars 1,000 million with maturity in November 2025. In September 2018, Grifols obtained a new non-current loan from the European Investment Bank totaling Euros 85,000 thousand that will be used by Grifols to support its investments in R&D&i, mainly focused on the search for new therapeutic indications for plasma-derived protein therapies. The financial terms include a fixed interest rate and, a maturity of 10 years with a grace period of 2 years. On 5 December 2017 and 28 October 2015, the Group arranged loans with the same entity and with the same conditions for amounts of Euros 85,000 thousand and Euros 100,000 thousand, respectively. At 30 June 2021 and 31 December 2020, the carrying amount of the loans obtained from the European Investment Bank amounts to Euros 212,500 thousand. Financial liabilities 30/06/2021 31/12/2020 Non-current obligations (a) 2,675,000 2,675,000 Senior secured debt (b) 3,381,921 3,335,415 Other loans 183,244 183,771 Other non-current financial liabilities 9,374 10,272 Non-current lease liabilities (note 8) 737,830 690,857 Loan transaction costs (271,887) (293,215) Total non-current financial liabilities 6,715,482 6,602,100 Current obligations (a) 130,700 125,843 Senior secured debt (b) 34,686 34,035 Other loans 745,190 170,730 Other current financial liabilities 41,389 105,041 Current lease liabilities (note 8) 45,315 42,642 Loan transaction costs (56,374) (53,679) Total current financial liabilities 940,906 424,612 Thousands of Euros

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2021

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(a) Senior Notes

On 15 November 2019, as part of its refinancing process, Grifols, S.A. issued Euros 1,675 million of Senior Secured Notes segmented in two notes of Euros 770 million and Euros 905 million. These notes will mature in 2027 and 2025 and will bear interest at an annual rate of 2.25% and 1.625%, respectively.
On 15 November 2019 the notes were admitted to listing on the Irish Stock Exchange.

On 18 April 2017, Grifols, S.A., issued Euros 1,000 million of Senior Unsecured Notes that will mature in 2025 and will bear interest at an annual rate of 3.20%. On 2 May 2017 the notes were admitted to listing on the Irish Stock Exchange.

The total principal plus interest payable of the Senior Notes is detailed as follows:

	Senior Unsecured Notes	Senior Secured Notes
	Principal+Interest in Thousands of Euros	Principal+Interest in Thousands of Euros
Maturity		
2021	16,000	16,016
2022	32,000	32,031
2023	32,000	32,031
2024	32,000	32,031
2025	1,016,000	929,678
2026	--	17,325
2027	--	787,325
Total	1,128,000	1,846,437

(b) Senior Secured Debt

Current loans and borrowings include accrued interest amounting to Euros 9,793 thousand at 30 June 2021 (Euros 7,262 thousand at 31 December 2020).

On 15 November 2019 the Group refinanced its Senior Secured Debt with the existing lenders. The new senior debt consists of a Term Loan B ("TLB"), which amounts US Dollars 2,500 million and Euros 1,360 million with a 2.00% margin pegged to Libor and a 2.25% margin pegged to Euribor respectively, maturity in 2027 and quasi-bullet repayment structure. The borrowers of the total senior debt are Grifols, S.A. and Grifols Worldwide Operations USA, Inc.

The costs of refinancing the senior debt amounted to Euros 84.4 million.

The terms and conditions of the senior secured debt are as follows:

- **Tranche B**: eight-year loan divided into two tranches: US Tranche B and Tranche B in Euros.
  - **Tranche B in US Dollars**:
    - Original principal amount of US Dollars 2,500 million.
    - Applicable margin of 200 basis points (bp) linked to US Libor.
    - Quasi-bullet repayment structure.
    - Maturity in 2027
  - **Tranche B in Euros:**
    - Original principal amount of Euros 1,360 million.
    - Applicable margin of 225 basis points (bp) linked to Euribor.

22

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2021
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

- Quasi-bullet repayment structure.
- Maturity in 2027

Details of the Tranche B by maturity at 30 June 2021 are as follows:

	Tranche B in US Dollars			Tranche B in Euros	
	Currency	Principal in thousands of US Dollars	Principal in thousands of Euros	Currency	Principal in thousands of Euros
Maturity					
2021	US Dollars	12,500	10,543	Euros	6,800
2022	US Dollars	25,000	21,086	Euros	13,600
2023	US Dollars	25,000	21,086	Euros	13,600
2024	US Dollars	25,000	21,086	Euros	13,600
2025	US Dollars	25,000	21,086	Euros	13,600
2026	US Dollars	25,000	21,086	Euros	13,600
2027	US Dollars	2,325,000	1,961,033	Euros	1,264,801
Total	US Dollars	2,462,500	2,077,006	Euros	1,339,601

The total principal plus interest of Tranche B Senior Loan is as follows:

	Thousand of Euros
	Tranche B Senior Loan
Maturity	
2021	54,845
2022	108,510
2023	107,754
2024	107,197
2025	106,242
2026	105,485
2027	3,287,085
Total	3,877,118

- **US Dollar 1,000 million committed credit revolving facility:** On 7 May 2020, the Group concluded the upsize of the multi-currency revolving credit facility from US Dollars 500 million to US Dollars 1,000 million with maturity in November 2025 and an applicable margin of 150 basis points (bp) linked to US Libor.

  The costs of refinancing the revolving credit facility amounted to Euros 9.3 million.

  At 30 June 2021 the Group has drawn down a total amount of US Dollars 350 million and Euros 240 million on this facility.

Both the Senior Term Loans and the Revolving Loans are secured by Grifols, S.A. and certain significant subsidiaries of Grifols, S.A., which together with Grifols, S.A., represent, in the aggregate, at least 70% of consolidated EBITDA of the Group.

23

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2021

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The Notes have been issued by Grifols S.A. and are guaranteed on a senior secured basis by subsidiaries of Grifols, S.A. that are guarantors and co-borrower under the New Credit Facilities. The guarantors are Grifols Worldwide Operations Limited, Biomat USA, Inc., Grifols Biologicals Inc., Grifols Shared Services North America, Inc., Talecris Plasma Resources, Inc.., Grifols Therapeutics, Inc., Instituto Grifols, S.A., Grifols Worldwide Operations USA, Inc., Grifols USA, Llc. and Grifols International, S.A.

(14) Expenses by Nature

Details of wages and other employee benefits expenses by function are as follows:

	Thousands of Euros			
	Six-Months Ended 30 June 2021	Six-Months Ended 30 June 2020	Three-Months Ended 30 June 2021	Three-Months Ended 30 June 2020
			Not reviewed	Not reviewed
Cost of sales	488,224	563,519	242,581	288,298
Research and development	66,156	56,399	36,003	27,891
Selling, general & administrative expenses	183,865	205,139	84,649	102,319
	738,245	825,057	363,233	418,508

Details of amortization and depreciation expenses by function are as follows:

	Thousands of Euros			
	Six-Months Ended 30 June 2021	Six-Months Ended 30 June 2020	Three-Months Ended 30 June 2021	Three-Months Ended 30 June 2020
			Not reviewed	Not reviewed
Cost of sales	101,389	100,048	51,859	50,927
Research and development	19,338	13,337	9,647	7,255
Selling, general & administrative expenses	46,027	44,831	23,473	22,461
	166,754	158,216	84,979	80,643

24

GRIFOLS, S.A. AND SUBSIDIARIES Notes to Condensed Consolidated Interim Financial Statements for the six- month period ended 30 June 2021 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 25 (15) Finance Result Details are as follows: Six-Months Ended 30 June 2021 Six-Months Ended 30 June 2020 Three-Months Ended 30 June 2021 Three-Months Ended 30 June 2020 Not reviewed Not reviewed Finance income 4,949 4,580 1,804 1,982 Finance cost from Senior Unsecured Notes (41,916) (42,667) (21,009) (21,233) Finance cost from Senior debt (54,035) (63,065) (27,178) (29,260) Finance cost from sale of receivables (note 11) (5,320) (5,027) (2,742) (3,005) Capitalised interest 8,609 9,102 4,485 4,349 Finance lease expense (note 8) (17,133) (18,055) (8,701) (9,117) Other finance costs (9,903) (6,568) (5,916) (3,460) Finance costs (119,698) (126,280) (61,061) (61,726) Change in fair value of financial instruments (note 3) 555 56,526 -- -- Exchange differences (5,243) (10,755) (1,480) 661 Finance result (119,437) (75,929) (60,737) (59,083) Thousands of Euros (16) Taxation Income tax expense is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year applied to the pre-tax income of the interim period. The Group’s consolidated effective tax rate is 20% for the six-month period ended 30 June 2021 and for the six-month period ended 30 June 2020. No relevant events have arisen regarding income tax audits during the six-month period ended 30 June 2021. (17) Discontinued operations The Group has not discontinued any operations for the six-month periods ended 30 June 2021 and 2020.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to Condensed Consolidated Interim Financial Statements for the six- month period ended 30 June 2021 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 26 (18) Contingencies and Commitments (a) Contingencies Details of legal proceedings in which the Company or Group companies are involved are as follows: ORTHO-CLINICAL DIAGNOSTICS, INC., GRIFOLS DIAGNOSTIC SOLUTIONS, INC. adv. SIEMENS HEALTHCARE DIAGNOSTICS, INC. Served: 20 November 2018 Contract Dispute Ortho-Clinical Diagnostics, Inc. ("Ortho") and Grifols Diagnostic Solutions, Inc. ("GDS") initiated a dispute with Siemens Healthcare Diagnostics, Inc. ("Siemens") regarding sales and commissions under the Supply and Agency Agreement alleging underpayments. NEXT ACTION: Trial concluded March 18, 2021. Awaiting decision by the Tribunal. Siemens has now initiated separate but related dispute resolution with Ortho and GDS under the Supply Agreement, specific to pricing, alleging overpayments. NEXT ACTION: GDS and Ortho filed a motion to stay the arbitration in New York Supreme Court, Commercial Division, pending the outcome of the dispute regarding the Supply and Sales Agency Agreements, which motion is still pending before that Court. A Tribunal was appointed and scheduling order is in place. Discovery has been initiated. ABBOTT LABORATORIES v. GRIFOLS DIAGNOSTIC SOLUTIONS INC., GRIFOLS WORLDWIDE OPERATIONS LIMITED AND NOVARTIS VACCINES AND DIAGNOSTICS, INC. Served: 8 October 2019 US District Court, Northern District of Illinois Patent Infringement, Civil Action No. 1:19-cv-6587 Abbott Laboratories (“Abbott”), GDS, GWWO and Novartis Vaccines and Diagnostics, Inc. are in dispute over unpaid royalties payable by Abbott to GDS and Ortho-Clinical Diagnostics (“Ortho”) under an HIV License and Option agreement dated 16 August 2019 (the “HIV License”). On 12 September 2019, GDS and Ortho filed Notice of Arbitration. On 3 October 2019, Abbott terminated the HIV License and filed for Declaratory Relief seeking to invalidate the licensed patent. GDS filed Motions to Dismiss and to Compel Arbitration, but the Court continued all pending Motions and referred the parties to a magistrate for a mandatory settlement conference. On 5th February the parties attended a Mandatory Settlement Conference ordered by the District Judge, with the Magistrate Judge presiding. No satisfactory settlement was reached. On March 16, 2020, Grifols and Ortho filed an answer and counterclaim to the litigation, while simultaneously pursuing arbitration for the pre-termination amount owed by Abbot. The arbitration hearing was June 15-16, 2020. As a result, the arbitrator awarded Grifols/Ortho $4 Million. The court litigation is continuing. Abbot’s Motion to Dismiss was denied December 1, 2020. Discovery is now still underway. (b) Commitments Restricted Share Unit Retention Plan For the annual bonus, the Group established a Restricted Share Unit Retention Plan (RSU Plan), for eligible employees. By these plans, the employee could elect to receive up to 50% of its yearly bonus in non-voting Class

GRIFOLS, S.A. AND SUBSIDIARIES Notes to Condensed Consolidated Interim Financial Statements for the six- month period ended 30 June 2021 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 27 B ordinary shares (Grifols Class B Shares) or Grifols American Depositary Shares (Grifols ADS), and the Group will match with an additional 50% of the employee election of RSUs (additional RSUs). Grifols Class B Shares and Grifols ADS are valued at grant date. These RSUs will have a vesting period of 2 years and 1 day and, subsequently, the RSU's will be exchanged for Grifols Class B Shares or Grifols ADS (American Depositary Share representing 1 Class B Share). If an eligible employee leaves the Company or is terminated before the vesting period, he will not be entitled to the additional RSU. At 30 June 2021, the Group has settled the RSU plan of 2018 for an amount of Euros 8,221 thousand (Euros 7,509 thousand at 30 June 2020 regarding RSU plan of 2017). This commitment is treated as equity-settled and the accumulated amount recognized as at 30 June 2021 as share based payments costs of employees is Euros 8,471 thousand (Euros 13,880 thousand at December 2020).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2021

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(19) Financial Instruments

Classification

Disclosure of financial instruments by nature, category and fair value is as follows:

	Thousands of Euros									
	31/12/2020									
	Carrying amount						Fair Value			
	Financial assets at amortised costs	Financial assets at FV to profit or loss	Financial assets at FV to OCI	Financial liabilities at amortised costs	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
Non-current financial assets	--	1,128	1,880	--	--	3,008	1,128	--	1,880	3,008
Trade receivables	--	--	308,485	--	--	308,485	--	308,485	--	308,485
Financial assets measured at fair value	**--**	**1,128**	**310,365**	**--**	**--**	**311,493**				
Non-current financial assets	195,149	--	--	--	--	195,149				--
Other current financial assets	11,118	--	--	--	--	11,118				
Trade and other receivables	147,108	--	--	--	--	147,108				
Cash and cash equivalents	579,647	--	--	--	--	579,647				
Financial assets not measured at fair value	**933,022**	**--**	**--**	**--**	**--**	**933,022**				
Senior Unsecured & Secured Notes	--	--	--	(2,601,479)	--	(2,601,479)	(2,705,437)	--	--	(2,705,437)
Promissory Notes	--	--	--	(111,622)	--	(111,622)				
Senior secured debt	--	--	--	(3,110,298)	--	(3,110,298)	--	(3,358,729)	--	(3,358,729)
Other bank loans	--	--	--	(354,501)	--	(354,501)				
Lease liabilities	--	--	--	(733,499)	--	(733,499)				
Other financial liabilities	--	--	--	(115,313)	--	(115,313)				
Other non-current debts	--	--	--	--	(16,391)	(16,391)				
Trade and other payables	--	--	--	(742,707)	--	(742,707)				
Other current liabilities	--	--	--	--	(153,162)	(153,162)				
Financial liabilities not measured at fair value	**--**	**--**	**--**	**(7,769,419)**	**(169,553)**	**(7,938,972)**				
	933,022	**1,128**	**310,365**	**(7,769,419)**	**(169,553)**	**(6,694,457)**				

The Group does not provide details of the fair value of certain financial instruments as their carrying amount is very similar to their fair value because of its short term.

28

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2021

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros										
	30/06/2021										
	Carrying amount						Fair Value				
	Financial assets at amortised costs	Financial assets at FV to profit or loss	Financial assets at FV to OCI	Financial liabilities at amortised costs	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
Non-current financial assets	--	7	1,940	--	--	1,947	7	--	1,940	1,947
Trade receivables	--	--	457,180	--	--	457,180	--	457,180	--	457,180
Financial assets measured at fair value	**--**	**7**	**459,120**	**--**	**--**	**459,127**				
Non-current financial assets	230,696	--	--	--	--	230,696				
Other current financial assets	9,681	--	--	--	--	9,681				
Trade and other receivables	154,384	--	--	--	--	154,384				
Cash and cash equivalents	397,864	--	--	--	--	397,864				
Financial assets not measured at fair value	**792,625**	**--**	**--**	**--**	**--**	**792,625**				
Senior Unsecured & Secured Notes	--	--	--	(2,609,818)	--	(2,609,818)	(2,709,042)	--	--	(2,709,042)
Promissory Notes	--	--	--	(115,172)	--	(115,172)				
Senior secured debt	--	--	--	(3,169,056)	--	(3,169,056)	--	(3,391,499)	--	(3,391,499)
Other bank loans	--	--	--	(928,434)	--	(928,434)				
Lease liabilities	--	--	--	(783,145)	--	(783,145)				
Other financial liabilities	--	--	--	(50,763)	--	(50,763)				
Other non-current debts	--	--	--	--	(16,767)	(16,767)				
Trade and other payables	--	--	--	(757,568)	--	(757,568)				
Other current liabilities	--	--	--	--	(181,629)	(181,629)				
Financial liabilities not measured at fair value	**--**	**--**	**--**	**(8,413,956)**	**(198,396)**	**(8,612,352)**				
	792,625	**7**	**459,120**	**(8,413,956)**	**(198,396)**	**(7,360,600)**				

The Group does not provide details of the fair value of certain financial instruments as their carrying amount is very similar to their fair value because of its short term.

29

GRIFOLS, S.A. AND SUBSIDIARIES Notes to Condensed Consolidated Interim Financial Statements for the six- month period ended 30 June 2021 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 30 (20) Related Parties Transactions with related parties have been performed as part of the Group’s ordinary course of business and have been performed at arm’s length. Group transactions with related parties during the six-month period ended 30 June 2021 are as follows: Associates Key management personnel Other related parties Board of directors of the company Net Sales 145,685 -- -- -- Purchases of inventory (358) -- -- -- Other service expenses (175) -- (3,890) -- Remuneration -- (7,722) -- (2,232) Dividends paid/received (6,405) -- -- -- 138,747 (7,722) (3,890) (2,232) Thousands of Euros Group transactions with related parties during the six-month period ended 30 June 2020 were as follows: Group transactions with related parties during the three-months period ended 30 June 2021 were as follows: Associates Key management personnel Other related parties Board of directors of the company Net sales 5,456 -- -- -- Purchases of inventory (30) -- -- -- Other service expenses (14,687) -- (7,363) -- Purchases of fixed assets -- (13,500) Remuneration -- (8,486) -- (2,500) Finance income 783 -- -- -- (8,479) (8,486) (20,863) (2,500) Thousands of Euros

GRIFOLS, S.A. AND SUBSIDIARIES Notes to Condensed Consolidated Interim Financial Statements for the six- month period ended 30 June 2021 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 31 Associates Key management personnel Other related parties Board of directors of the company Net Sales 142,765 -- -- -- Purchases of inventory (240) -- -- -- Other service expenses (123) -- (1,511) -- Remuneration -- (3,844) -- (1,117) Dividends paid/received (6,405) -- -- -- 135,997 (3,844) (1,511) (1,117) Thousands of Euros Not reviewed Group transactions with related parties during the three-months period ended 30 June 2020 were as follows: On 28 December 2018, the Group sold BPC Plasma and Haema to Scranton Enterprises B.V (shareholder of Grifols) for US Dollars 538,014 thousand. For the payment of the aforementioned sale amount, Scranton signed a loan agreement dated 28 December 2018 for an amount of US Dollars 95,000 thousand (Euros 82,969 thousand) with Grifols Worldwide Operations Limited. Interest on this loan is 2%+EURIBOR and it falls due on 28 December 2025. The Group has not extended any advances or loans to the members of the board of directors or key management personnel nor has it assumed any guarantee commitments on their behalf. It has also not assumed any pension or life insurance obligations on behalf of former or current members of the board of directors or key management personnel. In addition, as disclosed in note 29(c) of the consolidated financial statements as at and for the year ended 31 December 2020, certain Company directors and key management personnel are entitled to termination benefits. Associates Key management personnel Other related parties Board of directors of the company Net sales 2,231 -- -- -- Purchases of inventory (25) -- -- -- Other service expenses (6,542) -- (5,172) -- Purchases of fixed assets -- -- (13,500) -- Remuneration -- (4,189) -- (1,250) Finance income 461 -- -- -- (3,875) (4,189) (18,672) (1,250) Thousands of Euros Not reviewed

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Management Report for the six-month period ended 30 June 2021 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail) 1 You are encouraged to read the following discussion and analysis of Grifols’ financial condition and results of operations together with their six months period ended June 30, 2021 condensed consolidated interim financial statements and related footnotes. This discussion and analysis may contain forward-looking statements that involve risks and uncertainties. See the section “Cautionary Statement Regarding Forward-Looking Statements” included in this document. Grifols reported 2.3% cc1 (-5.3% taking into account exchange rate variations) growth and EUR 2,536.6 million in revenues in the first half, a period marked by the gradual recovery of plasma donations, debt reduction, and significant investment efforts to further consolidate plasma supply levels and innovation. In the second quarter of 2021, revenues grew by 5.3% cc to EUR 1,351.9 million, fueled by the solid performance of the Bioscience, Diagnostic and Hospital divisions. The Bioscience Division recorded notable 5.1% cc growth, reversing the 5.6% cc decline recorded in the first quarter. First-half revenues totaled EUR 1,986.0 million (-0.1% cc; -8.0%). The division’s growth was driven by robust demand for all major plasma proteins – immunoglobulins (IVIG and SCIG), albumin, alpha-1 and specialty proteins – coupled with mid-single-digit price increases and the contribution of new products. The Diagnostic Division delivered EUR 395.5 million in sales in the first six months of 2021, growing by 22.9% cc (16.3%), mainly due to sales of the TMA (Transcription-Mediated Amplification) molecular test to detect the SARS-CoV-2 virus, as well as underlying growth of NAT technology (Procleix® NAT Solutions) solutions, used to screen whole blood and plasma. Hospital Division revenues increased for the third consecutive quarter as hospital investments and treatments normalize. The division registered revenues of EUR 67.7 million in the first half, an operational increase of 19.5% cc (17.1%). Bio Supplies Division’s sales totaled EUR 107.3 million, a 8.5% cc decline (-15.4%) mainly as a result of lower third-party plasma sales and Bio Supplies Commercial phasing. The gross margin in the first half was 43.9%, compared to 38.8% reported in the same period last year. The gross margin for the second quarter stood at 43.0%. EBITDA reached EUR 634.5 million (EUR 337.7 million in the second quarter), a 9.4% increase during the first half. The EBITDA margin is 25.0% over revenues (25.1% in the first quarter). Grifols continues to execute its EUR 100 million per year operating expense containment plan, enabling the company to optimize its financial performance without impacting on its innovation efforts. Throughout the first six months of 2021, Grifols has continued working on expanding its long-term plasma supply to meet current market needs and the anticipated robust demand. Today, plasma collections in Europe exceed 2020 levels and pre-pandemic levels. U.S. plasma collections continue its upward trend. Recent strategic acquisitions increased Grifols' plasma collection capacity, providing access to an additional 1.4 million liters per year. Currently, the capacity is 16.5 million liters per year. In parallel, the company plans on opening 15 to 20 new centers in the second half of 2021. The company reaffirmed its firm commitment to innovation, combining its extensive experience in plasma-derived medicines while progressively developing a complementary portfolio of non-plasma therapies. 1 Constant currency (cc) excludes exchange rate fluctuations over the period.

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Management Report for the six-month period ended 30 June 2021 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail) 2 In this context, total net investment in R+D+i amounted to EUR 155.3 million, representing 6.1% of revenues. These results underscore Grifols’ ongoing efforts to integrate and develop cutting-edge projects as those of Alkahest and GigaGen. Grifols allocated EUR 117.3 million (EUR 145.6 million in the first half of 2020) to CAPEX. The financial result in the first half of 2021 stood at EUR 119.4 million (EUR 132.4 million in the first half of 2020 excluding the positive EUR 56.5 million impact from the closing of the Shanghai RAAS transaction registered in that period). Share of results of equity-accounted investees mainly includes the updated value of Grifols’ GigaGen stake (EUR 34.5 million), following the agreement signed in the first quarter of 2021 to acquire the remaining capital. The reported net profit totaled EUR 266.8 million, a 22.3% increase over the EUR 218.2 million recorded in the same period of 2020. This figure includes part of the COVID-192 impact. The adjusted net profit amounts to EUR 279.1 million. Excluding the impact of IFRS 163, the net financial debt reached EUR 6,475.5 million. In recent quarters, the leverage ratio has increased due to strategic acquisitions totaling USD 1 billion to secure plasma supply, reinforce innovation and support global expansion. Decreasing leverage remains a priority for the company. In the first half of 2021, Grifols reduced the net financial debt over EBITDA ratio to 4.9x, down from the 5.1x reported until the first quarter of the year. The GIC, the sovereign wealth fund of Singapore, agreement will also further reduce leverage by 0.6x, since the capital will be allocated in full to repay senior debt. GIC will become a long-term strategic investor for the next 30 years as a result of this transaction. As of June 30, 2021, Grifols’ cash position totaled EUR 398 million, bringing its liquidity position to EUR 813 million. The efforts to increase plasma capacity, business optimization, global expansion, innovation and financial discipline leave Grifols well positioned to respond to current needs and fulfill its commitments and growth strategy. PERFORMANCE BY DIVISION Bioscience Division The Bioscience Division recorded EUR 1,986.0 million in revenues (-0.1% cc and -8.0%). The growth of 5.1% cc (-3.1%) in sales in the second quarter to EUR 1,084.7 million has offset the decrease of 5.6% cc (-13.3%) recorded in the first quarter. Strong demand was noted for the main proteins including IG, albumin, alpha-1 and specialty proteins (hyperimmune and intramuscular immunoglobulins), was backed by mid-single-digit price increases. This trend partially offset lower sales volume of IVIG. New product launches including Xembify®, VISTASEALTM and TAVLESSE® also contributed to the revenue performance. 2 In the first half of 2020, Grifols recognized an estimated impact of EUR 205 million for the entire 2020 financial year to adjust inventory value as a result of COVID-19. 3 As of June 30, 2021, the impact of IFRS 16 on total debts stands at EUR 783 million.

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Management Report for the six-month period ended 30 June 2021 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail) 3 Immunoglobulin demand remains very strong, led by the U.S., Canada and several European Union (EU) countries. The contribution of subcutaneous immunoglobulins (SCIG) were particularly noteworthy in the second quarter. Albumin sales maintain their trend driven by double-digit growth in China, whose demand continues to present a significant growth potential. Albumin sales also grew in traditional markets such as the U.S., Europe and Latin America, where demand remains robust. In July 2021, Grifols introduced Plasbumin® in China, the company's third brand launch in this market. As part of Grifols’ strategic alliance with Shanghai RAAS, Plasbumin® will be marketed via a new integrated commercial platform. Encompassing more than 500 business partners and access to direct sales, this network boasts a large geographic scope, extensive market coverage and expanded customer base. Alpha-1 antitrypsin continues to drive the division’s revenues, attaining double-digit growth in the second quarter. The company remains committed to increasing the diagnosis of alpha-1-antitrypsin deficiency patients, particularly in countries such as Germany and France. The performance of specialty proteins, including hyperimmune and intramuscular immunoglobulins, was very positive and grew by double digit in the first six months. Of note were strong U.S. sales of Grifols’ anti- rabies immunoglobulin (HyperRAB®) and the U.S. market launch of a new format of anti-hepatitis B immunoglobulin (HyperHEP B®), currently prescribed in more than 20 countries. In terms of new products, TAVLESSE® (fostamatinib) recorded strong sales in European countries where it has been launched. Within the framework of the agreement with Rigel Pharmaceuticals, it is used to treat chronic immune thrombocytopenia (ITP) in adult patients refractory to other treatments. Diagnostic Division Diagnostic Division revenues grew by 22.9% cc (+16.3%) in the first half of the year to EUR 395.5 million, driven by its main business lines. Sales in the second quarter were especially strong, reaching EUR 192.2 million and double-digit growth. Revenues of Grifols’ NAT systems (Procleix® NAT Solutions), used to screen whole blood and plasma donations via Transcription-Mediated Amplification (TMA) continues to show its dynamism. Of note are strong sales of the TMA diagnostic test used to detect SARS-CoV-2, which, in addition to its high sensitivity, can also adapt to large volumes of samples in an automated way. The blood typing line has also resumed its previous trend with significant growth in the U.S., various European countries and Japan. Its sales include both analyzers (Erytra®, Erytra-Eflexis® and Wadiana®) and reagents (DG-Gel® cards, red blood cells and antiserums). Of note is the first Eflexis installation in Austria. Additionally, sales of recombinant proteins to produce diagnostic immunoassays remain stable. The design and development of a new recombinant protein (sCD38) is worth highlighting. This product will enhance the safety of blood transfusions in cancer patients, a significant advance in the area of immune-hematological testing.

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Management Report for the six-month period ended 30 June 2021 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail) 4 Hospital Division The Hospital Division reported EUR 67.7 million in revenues, growing by 19.5% cc (+17.1%) as hospital investments recover. A positive performance is observed in all business lines, particularly Pharmatech, intravenous solutions and third-party manufacturing services. In the field of oncology, the division announced the installation of two new Kiro Oncology systems in the U.S., one in New York’s Mount Sinai-The Blavatnik Family Chelsea Medical Center and the other in the Seattle Cancer Center Alliance, the only cancer center in the state of Washington. Bio Supplies Division Bio Supplies Division revenues reached EUR 107.3 million in the first six months, a 8.5% cc decrease (-15.4%) compared to the same period in the previous year due mainly to lower whole blood collections and Bio Supplies Commercial sales phasing. STRATEGIC AGREEMENTS AND INNOVATION Strategic investment from GIC in Biomat In line with Grifols’ commitment to reduce its leverage levels, the company takes a step further and welcomes GIC as a strategic investor. Grifols’ leadership in the manufacture of plasma-based medicines, extensive expertise in the expansion and management of plasma centers, market know-how, and outstanding reputation were all key factors in GIC’s decision to invest in the company. As previously announced, Grifols S.A. has signed a corporate transaction by means of which an affiliate of GIC, the sovereign wealth fund of Singapore, have entered into a definitive agreement under which GIC will invest US$990 million in Grifols’ wholly-owned US subsidiary Biomat USA, Inc. (“Biomat”). In exchange, GIC will receive an aggregate of 10 Class B common shares of Biomat and 9 Class B common shares of a newly-established sub-holding company (“Newco”). These common shares, which will represent directly and indirectly an aggregate of 23.8% of the equity of Biomat, will be non-voting but will have annual preferential dividends of US$4,168,421.05 per share of each of Biomat and Newco. Beginning with respect to 2023, holders of these shares may request, subject to certain limitations, the redemption of up to one share of Biomat or Newco per year, as applicable, at a redemption price of $52,105,263.16 per share (the “redemption price”), provided that following the 15th anniversary of the closing of the transaction,, holders may request redemption of up to all their then outstanding shares. The shares will have customary liquidation preference rights (in an amount per share equal to the redemption price plus unpaid dividends) that would trigger in certain circumstances, such as in the case of a liquidation, dissolution or winding up of Biomat, if Grifols ceases to control or have at least a 75% voting interest in Biomat, or upon the exclusive licensing of all or substantially all intellectual property of Biomat. In addition, in the event of a default in the payment of dividends or redemptions, there would among other things be monetary penalties or holders of the shares could opt to exchange them for shares of Grifols S.A. Biomat (together with its subsidiaries) holds a plasma collection business with 296 plasma collection centers throughout the territory of the United States. Grifols will continue to control all aspects of the day-to- day management of Biomat and, through a long-term plasma supply agreement, all plasma collected by Biomat and its subsidiaries will continue to be supplied to Grifols for the further manufacturing of plasma derived products. Grifols intends to apply all net proceeds from GIC’s investment to repay debt.

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Management Report for the six-month period ended 30 June 2021 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail) 5

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Management Report for the six-month period ended 30 June 2021 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail) 6 Grifols reaffirms its commitment to innovation As outlined during the annual investors and analysts meeting in June, Grifols remains committed to driving innovation and advancing a strategic plan aimed at gradually developing a portfolio of non-plasma products to complement its plasma-derived therapies. To this end, the company is focused on technological platforms such as Alkahest’s and GigaGen’s to accelerate research on a range of fields including dementia and other age-related conditions; cirrhosis and other liver diseases; infectious diseases; and ophthalmology, one of the most innovative areas with significant growth potential. The company expects new product launches to account for 20% of revenues by 2030, compared to 5% at present. Collaborations to drive innovation and knowledge The company signed an agreement with the Government of Andorra in April through the Andorra Desenvolupament i Inversió (ADI) to create a world-class R+D+i center dedicated to developing treatments for immune system disorders that can lead to autoimmune diseases, cancer, emerging infectious diseases and other pathologies. The parties will establish a joint venture owned by Grifols and ADI on an 80%-20% basis, respectively. The agreement will become effective when the corresponding authorizations are available. Another highlight in the second quarter was the inauguration of the first AMBAR® Center in Barcelona, the fruit of Grifols’ collaboration with the Ace Alzheimer Center Barcelona Medical Foundation. The center will collect real-world data from regular medical practice to optimize the application of AMBAR® procedure so that it can become a viable option for Alzheimer's patients. The center is the result of more than 15 years of research on Alzheimer's disease through the AMBAR® clinical program, including an international clinical trial which has been demonstrated as a safety treatment to slow down the cognitive and functional progression of Alzheimer’s disease in patients in the mild to moderate stages of the disease. Grifols has plans to open more AMBAR® Centers in Europe, the United States and China through partnerships with medical institutions renowned for their work on this progressive neurologic disorder. NON-FINANCIAL INFORMATION: COMMITMENT TO OUR TALENT POOL, THE ENVIRONMENT AND SUSTAINABILITY Grifols promotes the health, safety and continuous development of its employees Assuring the health and safety of its team is among Grifols’ top priorities. In the first half of 2021, the company executed all prevention measures recommended by health authorities as well as additional safety measures to protect its employees against COVID-19. It also rolled out a sampling strategy to monitor staff through biweekly diagnostic tests, administering more than 100,000 tests over the first six months of the year. Additional efforts to safeguard the Grifols workforce include ISO 45001 certification, the world’s international standard for occupational health and safety. The company’s installations in Spain are ISO-45001- certified, with progress underway to obtain certification in the U.S. Grifols’ workforce included 23,431 employees in the first half of the year, a 0.9% decrease compared to the end of the 2020 financial year. Of note was the increase in ROW (rest of the world), where the workforce

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Management Report for the six-month period ended 30 June 2021 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail) 7 increased by +2.1% to 2,661 employees. It contracted 1.6% to 16,490 employees in North America and remained stable in Spain (-0.3%) with 4,280 employees. The average seniority at Grifols is 6.3 years and the average age is 38 years old. The company advocates equal opportunities for men and women. As of June 30, 2021, men comprise 40% of the employee pool, and women, 60%. Launched years ago, the company’s digital transformation process ensured the continuation of its various training and talent development initiatives throughout the pandemic. Over the first six months of 2021, more than 1,000 employees took part in over 100 workshops. Grifols managers also elevated their digital- transformation competencies in an innovative program designed to foster the unique mindset, skills and resources to excel in today’s digitally-driven landscape. Grifols employees dedicated an average of 53 hours to training in the first half of 2021. In the areas of diversity and inclusion, Grifols started a three-year strategic plan to promote gender equality, the inclusion of disabled employees, minority representation, and an age-diverse workplace. Environmental management Grifols published its 2020 environmental performance and the advance of the 2020-2022 Corporate Environmental Program in the first half of the year. Both documents are included in 2020 Integrated Annual Report, which also outlines Grifols' progress on its 2030 environmental targets. In 2020, the company made notable progress toward its 2030 objectives, with respect to the base year 2018, achieving an 8.1% drop in CO2 equivalent emissions; a 9.4% decrease in energy consumption; 5.4% consumption from renewable electricity; and a 68% decline in business-travel emissions and 30% drop from employee commutes. Grifols supports various biodiversity protection programs, including projects in Clayton, North Carolina (U.S.) and the Besòs River basin in Barcelona, Spain, in cooperation with the Rivus Foundation. Among the initiatives implemented in 2021 under the 2020-2022 Corporate Environmental Program, worth mention is the start-up of the third photovoltaic facility for self-consumption installed in Spain. It is a 220-kW photovoltaic plant, installed on the roof of a Bioscience Division facility in Parets del Vallès (Barcelona, Spain) and will generate 330,000 kWh per year. Also noteworthy is the recent agreement PPA (Power Purchasing Agreement) signed with RWE Renewables, for a period of 10 year, for the purchase of renewable electricity where Grifols will buy 28% of its total annual electricity needs in Spain. Through the agreement, Grifols will be the sole customer of a new 21-hectare solar photovoltaic plant currently in construction in Las Vaguadas (Badajoz, Spain). The installation is expected to be operative in the first half of 2022, providing 25 million kWh per year while preventing the emission of more than 7,600 tons of CO2e per year. Grifols foresees future PPAs in Spain and in other markets in which it operates, including the United States, in order to modify its energy consumption and achieve its 2030 sustainability goals. These include obtaining at least 70% of its electricity from renewable sources, cutting greenhouse gas emissions per unit of production by 40% and increasing energy efficiency per unit of production by 15%. Meanwhile, the Bioscience Division facility in Ireland has implemented a process to reuse and recover water from pasteurization baths, an initiative that will reduce its water consumption by 4,000 m3 per year. Finally, Grifols’ waste-management initiatives in the Parets del Vallès complex (Barcelona) will increase materials recycling from the general trash fraction and convert the last portion into solid recovered fuel, avoiding more than 400 tons of non-hazardous waste per year go to the landfill.

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Management Report for the six-month period ended 30 June 2021 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail) 8 Sustainability - Working toward ESG commitments Grifols reinforced its commitment to a long-term sustainable development model with the creation of the Sustainability Steering Committee. This committee is led by the Investor Relations and Sustainability and reports to the Sustainability Committee, delegated by the Board of Directors. Among its responsibilities, the Sustainability Steering Committee will ensure making progress as a responsible, transparent company committed to its various stakeholders through the continuous improvement of its economic, social, environmental and corporate governance (ESG) performance. In the first half, Grifols also formally ratified its commitment to a responsible business model that takes into account the principles and objectives of the 2030 Agenda for Sustainable Development. In this sense, in addition to integrating the Sustainable Development Goals (SDGs) into its corporate strategy and analyzing, evaluating and communicating its commitments and contributions in detail each year; the company offered further evidence of its commitment by formally joining the United National Global Compact, the world’s largest initiative for corporate sustainability. Grifols’ notable ESG performance in recent years has led to its distinction among the world’s most sustainable companies. To date, it has been listed on premier sustainability indices including the Dow Jones Sustainability Index (DJSI) Euro, Euronext Vigeo Europe 120, Euronext Vigeo Eurozone 120, FTSE4Good Global and the Bloomberg Gender-Equality Index (GEI), among others. At the same time, several ratings agencies such as Standard & Poor's (S&P) Global Rating, Moody's, Sustainalytics and ISS evaluated Grifols' sustainability performance for the first time in 2021. Especially noteworthy was the S&P and Sustainalytics ratings and ISS ESG Corporate classified the company in the “prime” category. - Transparency As part of its commitment to transparency, Grifols disclosed, for the sixth consecutive year, all payments and other transfers of value related to medicines and medical technology made to healthcare professionals and health organizations in several European countries as defined by EFPIA, including Spain. In 2020, Grifols’ transfers of value in Europe totaled EUR 13.4 million, a 14% decline in relation to the previous year due to pandemic-related restrictions and limitations, which included the cancellation of several research conferences or their conversion from in-person to online events. R+D-related value transfers amounted to EUR 11.34 million and represented 84.4% of the total, reaching similar levels as those reported in 2019. In addition to Europe, Grifols applies this policy of transparency in the United States as required by the regulatory body (Centers for Medicare & Medicaid Services, CMS). - Social Action Grifols has extended its commitment to the World Federation of Hemophilia (WFH) humanitarian aid program until 2030 and will donate at least 240 million international units (IU) of clotting factors (factor VIII and factor IX) to the WFH Humanitarian Aid Program over the next eight years (2022-2030). According to the WFH, this contribution will guarantee around 10,300 doses to treat approximately 3,000 patients a year in developing countries, where access to adequate treatment is often lacking. Following the renewal of this accord, Grifols will double its donation of clotting factors to the WFH, building on the 440 million IU bestowed since 2014.

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Management Report for the six-month period ended 30 June 2021 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail) 9 RISKS At 30 June 2021 the Group’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements for the year ended 31 December 2020. Key financial metrics for the first half of 2021:

GRIFOLS, S.A. AND SUBSIDIARIES
Consolidated Management Report
for the six-month period ended 30 June 2021
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail)

First half 2021 net revenue by division and region:

In thousands of euros	1H 2021	% of Net Revenues	1H 2020	% of Net Revenues	% Var	% Var cc*
BIOSCIENCE	1.986.024	*78,3%*	2.158.852	*80,6%*	*(8,0%)*	*(0,1%)*
DIAGNOSTIC	395.483	*15,6%*	340.012	*12,7%*	*16,3%*	*22,9%*
HOSPITAL	67.750	*2,7%*	57.863	*2,2%*	*17,1%*	*19,5%*
BIO SUPPLIES	107.260	*4,2%*	126.718	*4,7%*	*(15,4%)*	*(8,5%)*
OTHERS	15.488	*0,6%*	18.657	*0,7%*	*(17,0%)*	*(11,5%)*
INTERSEGMENTS	(35.373)	*(1,4%)*	(24.761)	*(0,9%)*	*42,9%*	*51,7%*
TOTAL	**2.536.632**	***100,0%***	**2.677.341**	***100,0%***	***(5,3%)***	***2,3%***

In thousands of euros	1H 2021	% of Net Revenues	1H 2020	% of Net Revenues	% Var	% Var cc*
US + CANADA	1.576.893	*62,2%*	1.844.576	*68,9%*	*(14,5%)*	*(6,1%)*
EU	452.536	*17,8%*	376.442	*14,1%*	*20,2%*	*20,5%*
ROW	507.203	*20,0%*	456.323	*17,0%*	*11,1%*	*21,3%*
TOTAL	**2.536.632**	***100,0%***	**2.677.341**	***100,0%***	***(5,3%)***	***2,3%***

** Constant currency (cc) excludes exchange rate fluctuations over the period.*

10

GRIFOLS, S.A. AND SUBSIDIARIES
Consolidated Management Report
for the six-month period ended 30 June 2021

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail)

Second quarter 2021 net revenues by division and region:

In thousands of euros	2Q 2021	% of Net Revenues	2Q 2020	% of Net Revenues	% Var	% Var cc*
BIOSCIENCE	1.084.747	*80,2%*	1.118.910	*80,8%*	*(3,1%)*	*5,1%*
DIAGNOSTIC	192.214	*14,2%*	172.136	*12,4%*	*11,7%*	*18,0%*
HOSPITAL	36.543	*2,7%*	27.188	*2,0%*	*34,4%*	*36,6%*
BIO SUPPLIES	50.960	*3,8%*	62.579	*4,5%*	*(18,6%)*	*(12,2%)*
OTHERS	8.314	*0,6%*	13.513	*1,0%*	*(38,5%)*	*(34,5%)*
INTERSEGMENTS	(20.880)	*(1,5%)*	(10.304)	*(0,7%)*	*102,6%*	*116,5%*
TOTAL	**1.351.898**	***100,0%***	**1.384.022**	***100,0%***	***(2,3%)***	***5,3%***

In thousands of euros	2Q 2021	% of Net Revenues	2Q 2020	% of Net Revenues	% Var	% Var cc*
US + CANADA	833.601	*61,7%*	932.425	*67,4%*	*(10,6%)*	*(1,9%)*
EU	220.598	*16,3%*	176.843	*12,8%*	*24,7%*	*24,9%*
ROW	297.699	*22,0%*	274.754	*19,8%*	*8,4%*	*17,1%*
TOTAL	**1.351.898**	***100,0%***	**1.384.022**	***100,0%***	***(2,3%)***	***5,3%***

** Constant currency (cc) excludes exchange rate fluctuations over the period.*

11

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Management Report for the six-month period ended 30 June 2021 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail) 12 ANNEX - NON-GAAP (IFRS-EU) MEASURES RECONCILIATION Net Revenues by division reported at constant currency for the first half of 2021:

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Management Report for the six-month period ended 30 June 2021 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail) 13 Net Revenues by region reported at constant currency for the first half of 2021:

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Management Report for the six-month period ended 30 June 2021 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail) 14 Reconciliation of other figures for the first half of 2021:

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Management Report for the six-month period ended 30 June 2021 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail) 15 Group Adjusted Net Profit Reconciliation for the first half of 2021:

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Management Report for the six-month period ended 30 June 2021 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail) 16 Net Revenues by division reported at constant currency for the first half of 2021:

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Management Report for the six-month period ended 30 June 2021 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail) 17 Net Revenues by region reported at constant currency for the second quarter of 2021: “Cautionary Statement Regarding Forward-Looking Statements” The facts and figures contained in this report that do not refer to historical data are “future projections and assumptions”. Words and expressions such as “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “will seek to achieve”, “it is estimated”, “future” and similar expressions, in so far as they relate to the Grifols group, are used to identify future projections and assumptions. These expressions reflect the assumptions, hypotheses, expectations and predictions of the management team at the time of writing this report, and these are subject to a number of factors that mean that the actual results may be materially different. The future results of the Grifols group could be affected by events relating to its own activities, such as a shortage of supplies of raw materials for the manufacture of its products, the appearance of competitor products on the market, or changes to the regulatory framework of the markets in which it operates, among others. At the date of compiling this report, the Grifols group has adopted the necessary measures to mitigate the potential impact of these events. Grifols, S.A. does not accept any obligation to publicly report, revise or update future projections or assumptions to adapt them to events or circumstances subsequent to the date of writing this report, except where expressly required by the applicable legislation. This document does not constitute an offer or invitation to buy or subscribe shares in accordance with the provisions of the following Spanish legislation: Royal Legislative Decree 4/2015, of 23 October, approving recast text of Securities Market Law; Royal Decree Law 5/2005, of 11 March and/or Royal Decree 1310/2005, of 4 November, and any regulations developing this legislation. In addition, this document does not constitute an offer of purchase, sale or exchange, or a request for an offer of purchase, sale or exchange of securities, or a request for any vote or approval in any other jurisdiction.